FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          an announcement regarding connected transaction of capital increase in Shanghai Leading by Huaneng Power International, Inc. (the "Registrant");

2.          an announcement regarding implementation status in relation to the performance of undertaking for certain assets acquired by the Registrant in 2016;

3.          an announcement regarding proposed re-election and appointment of directors and supervisors of  the Registrant;

4.          an announcement of annual results for 2019 of the Registrant;

5.          an announcement of board resolutions of the Registrant; and

6.          announcement on the provision for asset impairment of the Registrant;

Each made by the Registrant on April 1, 2020.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

CONNECTED TRANSACTION CAPITAL INCREASE IN SHANGHAI LEADING

On 31 March 2020, Hainan Power, a controlling subsidiary of the Company, entered into the Capital Increase Agreement with Huaneng Group Fuel Company, the existing shareholder of Shanghai Leading and Shanghai Leading, pursuant to which Hainan Power and Huaneng Group Fuel Company agreed to subscribe by way of cash for the new registered capital of Shanghai Leading in accordance with their respective proportion of shareholding in Shanghai Leading. Hainan Power shall pay to Shanghai Leading an amount of not more than RMB120 million as the consideration of the Capital Increase, which sum will be funded by the Hainan Power’s internal cash resources. Following completion of the Capital Increase, the amount of the registered capital of Shanghai Leading will be increased to RMB800 million and Hainan Power’s proportion of shareholding in Shanghai Leading shall remain unchanged at 40%.

Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK, and a 0.39% indirect equity interest in the Company through China Huaneng Finance Corporation Limited. At the same time, the Company holds a 91.80% equity interest in Hainan Power and each of Huaneng Group and the Company holds a 50% equity interest in Huaneng Group Fuel Company, which is a controlling shareholder of Shanghai Leading. Hainan Power and Huaneng Group Fuel Company shall subscribe for the newly increased registered capital of Shanghai Leading according to their respective shareholding proportion in the Capital Increase. Huaneng Group Fuel Company and Shanghai Leading are associates of Huaneng Group. Pursuant to the relevant stipulations of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company.

With respect to the Capital Increase, given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1%

but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders' approval requirement.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, HAINAN POWER AND HUANENG GROUP FUEL COMPANY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the controlled generation capacity is 106,924 MW and the equity based generation capacity is 93,676 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), and a 0.39% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group). At the same time, the Company holds a 91.80% equity interest in Hainan Power and each of Huaneng Group and the Company holds a 50% equity interest in Huaneng Group Fuel Company, which is a controlling shareholder of Shanghai Leading. Hainan Power and Huaneng Group Fuel Company shall subscribe for the newly increased registered capital of Shanghai Leading according to their respective shareholding proportion in the Capital Increase. Huaneng Group Fuel Company and Shanghai Leading are associates of Huaneng Group. Pursuant to the relevant stipulations of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company and is subject to the reporting and announcement requirement and/or independent shareholders’ approval requirement under the Hong Kong Listing Rules.

Hainan Power is a controlling subsidiary of the Company incorporated in the PRC on 12 January 1994, the registered capital of which was RMB1,326.42 million. It is principally engaged in the investment, construction, operation of various types of power plants, development of conventional energy and renewable energy, etc.

Huaneng Group Fuel Company is a controlling subsidiary of Huaneng Group incorporated in the PRC on 6 December 2010, the registered capital of which was RMB3,000 million. It is principally engaged in the wholesale of coal, warehousing services, information on financial consultation, import and export businesses, etc. Huaneng Group Fuel Company had the total assets of RMB9,673.28 million, total liabilities of RMB5,842.57 million and net assets of RMB3,830.72 million as at 31 December 2019, and had the reveune of RMB27,853.13 million and net profit of RMB139.59 million for the year ended 31 December 2019. The above financial information is unaudited.

The relationship among the Company, Huaneng Group, Hainan Power and Huaneng Group Fuel Company are as follows:

*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro- Power Investment Limited which in turn holds a 25% interest in HIPDC. Therefore, Huaneng Group indirectly holds a 25% interest in HIPDC.

**
Huaneng Group holds a 9.91% direct interest in the Company. It also holds 3.01% and 0.39% indirect interest in the Company through Hua Neng HK (its wholly-owned subsidiary) and China Huaneng Finance Corporation (its controlling subsidiary), respectively.

Therefore, under the Hong Kong Listing Rules, Huaneng Group and its associates (including Huaneng Group Fuel Company and Shanghai Leading) are connected persons of the Company.

CAPITAL INCREASE AGREEMENT

The Capital Increase was approved at the meeting of the board of Directors of the Company held on 31 March 2020, and Hainan Power entered into the Capital Increase Agreement with Huaneng Group Fuel Company, the existing shareholder of Shanghai Leading, and Shanghai Leading.

Major terms of the Capital Increase Agreement are as follows:

1.	Date:	31 March 2020

2.	Parties:	(i) Huaneng Group Fuel Company;

(ii) Hainan Power; and

(iii) Shanghai Leading

3.	Subscription of share capital:
According to the Capital Increase Agreement, each shareholder of Shanghai Leading shall inject new capital by way of cash in accordance with its existing proportion of shareholding, of which: Huaneng Group Fuel Company shall subscribe for RMB180 million, representing 60% of the newly increased capital; and Hainan Energy Sales shall subscribe for
RMB120 million, representing 40% of the newly increased capital.

4.	Payment method:
each shareholder of Shanghai Leading shall pay the subscription amount in cash into the account of Shanghai Leading after the completion of formalities for registration of changes with the industrial and commercial authorities

5.	Signing and effective time:
The Capital Increase Agreement became effective upon signing by the parties, and after the consideration by the board of directors (and, shareholders’ meeting, if required) by Huaneng Group Fuel Company and
Hainan Power for approving the Capital Increase in Shanghai Leading.

Hainan Power shall use its own internal resources to subscribe for the Capital Increase. Upon completion of the Capital Increase, the amount of the registered capital of Shanghai Leading increased to RMB800 million and Hainan Power shareholding in Shanghai Leading shall remain unchanged at 40%.

INFORMATION REGARDING SHANGHAI LEADING

Incorporated in the PRC on 25 September 2008, Shanghai Leading is located in Shanghai, the registered capital of which was RMB500 million. The main businesses of Shanghai Leading include domestic waterway transportation, international shipping assistance business and international shipping; cargo transportation agency, international oceanic cargo transport and marine equipment maintenance; business consulting, domestic shipping agency and international shipping agency; import and export of goods and technology and coal operation.

Huaneng Group Fuel Company, the controlling shareholder of Shanghai Leading, holds 60% of the registered capital of Shanghai Leading and Hainan Power holds 40% of the registered capital of Shanghai Leading.

Selected Financial Information of Shanghai Leading

The following sets out certain financial information of Shanghai Leading as at 31 December 2017, 31 December 2018 and 31 December 2019, prepared in accordance with the PRC Accounting Standards:

Unit: RMB’0,000
	As at 31 December 2017	As at 31 December 2018	As at 31 December 2019
	(audited)	(audited)	(unaudited)

Operating revenue	204,118	142,767	134,421
Profit before tax	2,015	3,300	1,506
Net profit	2,015	2,471	1,121
Net profit after deduction of extraordinary items	2,015	2,471	1,121
Total assets	420,667	395,662	377,900
Net assets	40,484	43,744	45,796

Reasons for the Capital Increase and the Impact on the Company

The Capital Increase is to satisfy the needs of production and operation of Shanghai Leading. It will increase the aggregate registered capital of Shanghai Leading and further improve the cash flow and risk resistance capability of Shanghai Leading, so as to effectively respond to the impact of shipping market fluctuations. It is expected that the Capital Increase will bring a stable investment growth return to the Company in future. Shanghai Leading will not be consolidated into the accounts of the Company following completion of the Capital Increase. The transaction will not impose any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

IMPLICATION UNDER THE HONG KONG LISTING RULES

With respect to the Capital Increase, given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement.

The Board of Directors of the Company has approved the resolution regarding the Capital Increase. Messrs. Zhao Keyu, Huang Jian and Wang Yongxiang, all being directors of the Company having connected relationship, abstained from voting on the board resolution relating to the transaction. The resolution was voted by Directors who are not connected to the transaction. The Directors (including independent non-executive Directors) are of the view that the Capital Increase Agreement was entered into: (i) on normal commercial terms; (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Capital Increase”
the subscription in an amount of not more than RMB120 million for part of the new registered capital of Shanghai Leading by Hainan Power pursuant to the terms and conditions of the Capital Increase Agreement;

“Capital Increase Agreement”	the capital increase agreement entered into by Hainan Power with Huaneng Group Fuel Company and Shanghai Leading on 31 March 2020;

“Company”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“Hainan Power”	Huaneng Hainan Power Generation Limited Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Group”	China Huaneng Group Co., Ltd.;

“Huaneng Group Fuel Company”	China Huaneng Group Fuel Co., Ltd.;

“PRC” or “China”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“Shanghai Leading”	Shanghai Leading Energy Shipping Limited.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
1 April 2020

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

IMPLEMENTATION STATUS FOR 2019 IN RELATION TO THE PERFORMANCE UNDERTAKING REGARDING CERTAIN ASSETS ACQUIRED BY THE COMPANY IN 2016

References are made to the announcement of Huaneng Power International, Inc. (the “Company”) dated 15 October 2016 (the “Announcement”) and the circular of the Company dated 15 November 2016 (the “Circular”) in relation to the discloseable and connected transaction regarding the Company’s acquisition of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests. Capitalised terms used herein shall have the same meanings as those defined in the Announcement and the Circular unless otherwise stated.

As disclosed in the Announcement and the Circular, Huaneng Group guaranteed that the audited actual net profit for 2017, 2018 and 2019 for each of Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng Yantai Power Generation Limited (which was changed to Huaneng Shandong Power Generation Co., Ltd. Yantai Power Plant since September 2018) (being certain subsidiaries of Huaneng Shandong Power Generation Limited as acquired by the Company) (collectively, “Profit Forecast Companies”, and individually, “Each Profit Forecast Company”) would not be less than the forecasted net profit. For 2019, the forecasted net profit for Each Profit Forecast Company was as follows:

		Unit: RMB10,000
Company name	Direct or indirect interest held by Huaneng Group at time of equity transfer	Forecasted net profit for 2019

Huaneng Laiwu Power Generation Limited	80.00%	59,280.61
Huaneng Jiaxiang Power Generation Limited	50.00%	3,757.37
Huaneng Jining Canal Power Generation Limited	98.35%	16,624.85
Huaneng Liaocheng Thermal Power Limited	75.00%	7,100.78
Huaneng Shandong Power Generation Co., Ltd. Yantai Power Plant	100.00%	5,619.20

According to the specific audit report provided by Ernst & Young Hua Ming LLP, the aggregate difference between the actual net profit/(loss) (net profit after deducting non-recurring gains and losses and absorption of merger effects) and the forecasted net profit for 2019 for the Profit Forecast Companies was RMB-693.8797 million. As the Actual Net Profit of Each Profit Forecast Company for 2019 fell short of the forecasted net profit and according to the terms and compensation formula set out in the Profit Forecast Compensation Agreement, Huaneng Group should compensate the Company the sum of RMB457.727 million. The compensation, which shall be payable by way of cash by Huaneng Group to the Company within 20 working days from the date of disclosure of the specific audit report.

The Company will publish a further announcement once the compensation amount aforesaid is paid by Huaneng Group.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
1 April 2020

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Stock Code: 902)

PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS

PROPOSED RE-ELECTION OF DIRECTORS AND SUPERVISORS

The term of the Ninth Session of the Board of Directors and the Supervisory Committee of the Company will expire upon conclusion of the forthcoming annual general meeting of the Company. The Company has been informed that, among the members of the Ninth Session of Board of Directors, Mr. Wang Yongxiang (Non-executive Director) and Mr. Yue Heng (Independent Non- executive Director) will retire and will not stand for re-election as candidate Directors of the Tenth Session of the Board of Directors. Among the members of the Ninth Session of Supervisory Committee, (save for the Staff Representative Supervisors) Mr. Ye Xiangdong and Ms. Zhang Mengjiao will retire and will not stand for re-election as candidate Supervisors of the Tenth Session of Supervisory Committee. The other Directors and Supervisors of the Ninth Session of the Board of Directors and the Supervisory Committee of the Company (save for the Staff Representative Supervisors) have confirmed that they will offer themselves for re-election at the 2019 annual general meeting of the Company.

In addition to the proposed re-election of Directors and Supervisors, the Board of Directors and the Supervisory Committee have respectively proposed the following new appointments to constitute the Tenth Session of the Board of Directors and the Supervisory Committee:

(i)          Mr. Zhao Ping as the Executive Director;

(ii)          Mr. Wang Kui, Mr. Lu Fei, and Mr. Teng Yu as the Non-executive Directors;

(iii)          Mr. Xia Qing as Independent Non-executive Director; and

(iv)          Mr. Li Shuqing and Mr. Ye Cai as the Supervisors.

A circular containing further information on the proposed re-election and appointment of Directors and Supervisors, together with a notice of the 2019 annual general meeting of the Company will be despatched to Shareholders as soon as practicable.

PROPOSED RE-ELECTION OF DIRECTORS AND SUPERVISORS

The term of the Ninth Session of the Board of Directors and the Supervisory Committee of the Company will expire upon conclusion of the forthcoming 2019 annual general meeting of the Company. The Company has been informed that, among the members of the Ninth Session of Board of Directors, Mr. Wang Yongxiang (Non-executive Director) and Mr. Yue Heng (Independent Non- executive Director) will retire and will not stand for re-election as candidate Directors of the Tenth Session of the Board of Directors. Among the members of the Ninth Session of Supervisory Committee, (save for the Staff Representative Supervisors) Mr. Ye Xiangdong and Ms. Zhang Mengjiao will retire and will not stand for re-election as candidate Supervisors of the Tenth Session of Supervisory Committee. The other Directors and Supervisors of the Ninth Session of the Board of Directors and the Supervisory Committee of the Company (save for the Staff Representative Supervisors) have confirmed that they will offer themselves for re-election at the 2019 annual general meeting of the Company.

To the best of the Directors’ and Supervisors’ knowledge, information and belief having made reasonable enquiry regarding the retirement of Directors and Supervisors, there are no disagreements among the Directors and among the Supervisors and there are no matters that need to be bought to the attention of the Shareholders.

PROPOSED APPOINTMENT OF NEW DIRECTORS

In addition to the proposed re-election of Directors and Supervisors, the Board of Directors and the Supervisory Committee have respectively proposed the following new appointments to constitute the Tenth Session of the Board of Directors and the Supervisory Committee:

(i)	Mr. Zhao Ping as the Executive Director;

(ii)	Mr. Wang Kui, Mr. Lu Fei, and Mr. Teng Yu as the Non-executive Directors;

(iii)	Mr. Xia Qing as Independent Non-executive Director; and

(iv)	Mr. Li Shuqing and Mr. Ye Cai as the Supervisors.

BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE- ELECTED AND APPOINTED AT THE 2019 ANNUAL GENERAL MEETING OF THE COMPANY

Directors

Executive Director

ZHAO Keyu, aged 54, currently is the Chairman of and the Secretary of Communist Party Committee of the Company. He previously served as the Human Resource Manager of Shandong Luneng Group Co. Ltd., Chairman and President of Beijing Deyuan Investment Co. Ltd., Vice President of Huaneng Shandong Power Generation Co. Ltd., the Chief of the Planning Department, the Director of General Office, the Director of Party Group Office and the Secretary of Party Group of Huaneng Group, and the President and the Deputy Secretary of Communist Party Committee of the Company. Mr. Zhao graduated from Shandong University of Technology (currently known as Shandong University), with a major in relay protection and automatic telecontrol. He holds a master’s degree in engineering from Wuhan University. Mr. Zhao is a senior political work specialist.

Save the work relationship disclosed in the qualifications above, Mr. Zhao does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers. Nor has Mr. Zhao been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges.

The Company proposes to re-appoint Mr. Zhao as the Executive Director for a term of three years. Mr. Zhao will not receive any director’s fees. Save for the above, as the date of this announcement, Mr. Zhao does not (i) have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company; (ii) hold any directorships in any other listed companies in the past three years; (iii) hold any positions with the Company or its subsidiaries; (iv) have any interests in the Shares of the Company within the meaning of Part XV of the SFO..

In addition, there is no other information in relation to Mr. Zhao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

ZHAO Ping, aged 58, is currently the President and the Deputy Secretary of Communist Party Committee of the Company. He previously served as the Deputy Chief, Chief, Deputy Manager of Biotechnology Division of Production Department of HIPDC, an assistant to the Manager (Director) of Huaneng Fuzhou Branch (Power Plant), Deputy Manager and Manager of Security and Production Department, Deputy Manager of Planning Department, Manager of International Cooperation and Commerce Department, Deputy Chief Engineer, Chief Engineer, Deputy President of Huaneng

International. Mr. Zhao graduated from Tsinghua University with a major in thermal energy engineering and holds an EMBA degree from University of Science and Technology, Beijing and the University of Texas Arlington. He is a professor-grade senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Zhao does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers. Nor has Mr. Zhao been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges.

The Company proposes to appoint Mr. Zhao as the Executive Director for a term of three years. Mr. Zhao will not receive any director’s fees. Save for the above, as the date of this announcement, Mr. Zhao does not (i) have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company; (ii) hold any directorships in any other listed companies in the past three years; (iii) hold any positions with the Company or its subsidiaries;
(iv) have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Zhao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Non-executive Directors

HUANG Jian, aged 58, is currently a Director of the Company, a dedicated Director appointed by Huaneng Group. He previously served as Deputy Chief of Cost and Price Division and Chief of Price General Division of Finance Department of HIPDC, Chief Accountant of HIPDC Beijing Branch, Deputy Chief of Finance Department of HIPDC, Deputy Chief Accountant, Chief Accountant, Vice President and Secretary of the Board of Directors of Huaneng International, Deputy Chief Economist and Director of Budget and Comprehensive Planning Department of Huaneng Group, Assistant to General Manager of Huaneng Group, Chairman of Huaneng Capital Services Co., Ltd., Chairman of Huaneng Hainan Power Generation Co., Ltd., Chairman of Huaneng Carbon Asset Management Co., Ltd., and Chairman of the Supervisory Board of Huaneng Renewables Corporation Limited (formerly a company listed on the Hong Kong Stock Exchange). Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in accounting. He is a senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Huang does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Huang been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Huang Jian does not hold any shares of Huaneng International.

The Company proposes to re-appoint Mr. Huang as the Non-executive Director for a term of three years. Mr. Huang will not receive any director’s fees. Save for the above, Mr. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

WANG Kui, aged 53, is currently the Chief of the Planning and Development Department of Huaneng Group. He previously served as Deputy Chief of Planning Division of Comprehensive Planning Department, Deputy Chief (in charge of) and Chief of Planning Division of Planning Department of Huaneng Group, Deputy Leader of Preparatory Group and the Vice President of Huaneng Xinjiang Energy Development Co., Ltd., a member of the Standing Committee and Vice Governor of the Communist Party Committee of Xinjiang Kizilsu Kirgiz Autonomous Prefecture, the Vice President and the President of Shanxi Branch of Huaneng Group. He graduated from Beijing University of Economics with a major in quantitative economics. He holds an EMBA degree from Guanghua School of Management of Peking University. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Wang does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Wang been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Wang does not hold any shares of Huaneng International.

The Company proposes to re-appoint Mr. Wang as the Non-executive Director for a term of three years. Mr. Wang will not receive any director’s fees, and other remuneration will be announced after confirmation. Save for the above, Mr. Wang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Wang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LU Fei, aged 56, is currently the Director of Budget and Comprehensive Planning Department of Huaneng Group. He previously served as the Assistant to the Manager (Director), Deputy Manager (Deputy Director) of Huaneng Nantong Branch (Power Plant), Deputy Manager of Fuel Department, Deputy Manager (Vice President) of Fuel Department (Corporate), Manager of Budgeting Department of Huaneng International, Director of Operation Coordination Department and Director of Sales and

Marketing Department of Huaneng Group. He graduated from Zhejiang University with a major in thermal power engineering, and holds an EMBA degree from School of Economics and Management of Tsinghua University. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Lu does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Lu been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Lu does not hold any shares of Huaneng International.

The Company proposes to appoint Mr. Lu as the Non-executive Director for a term of three years. Mr. Lu will not receive any director’s fees. Mr. Lu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Lu which is disclosable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

TENG Yu, aged 57, is currently the Director of Finance Department of Huaneng Group. He previously served as the Deputy Director of Finance Department and the Director of Audit Department of Yimin Coal and Electricity Co., Ltd., the Manager of Finance Department and the Deputy Chief Accountant of Yimin Huaneng Dongdian Coal and Electricity Co. Ltd., the Deputy Chief Accountant and Chief Accountant of Huaneng Yimin Coal and Electricity Co. Ltd., the Deputy Chief Accountant, Chief Accountant, Vice President of Huaneng Hulunbuir Energy Development Co. Ltd. He graduated from the Party School of the Central Committee of Communist Party Committee with a degree majoring in economic management. He is a senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Teng does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Teng been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Teng does not hold any shares of Huaneng International.

The Company proposes to appoint Mr. Teng as the Non-executive Director for a term of three years. Mr. Teng will not receive any director’s fees. Mr. Teng does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Teng which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

MI Dabin, aged 52, is currently a Director of the Company, the Vice President, the Vice Secretary of Communist Party Committee and Vice Chairman of Hebei Construction & Investment Group Co., Ltd., the Chairman and the Secretary of Communist Party Committee of Hebei Financing and Investment Holding Group Limited, the Chairman of Hebei Xingtai Power Generation Co., Ltd., and the Chairman of Huihai Financing and Leasing Co., Ltd.. He previously served as the President and the Chairman of Hebei Jointo Energy Investment Co., Ltd., (listed company on the SZSE) the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd. He graduated from North China Electric Power University, majoring in power engineering, and holds a master’s degree. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Mi does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Mi been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Mi Dabin does not hold any shares of Huaneng International.

The Company proposes to re-appoint Mr. Mi as the Non-executive Director for a term of three years. Mr. Mi will not receive any director’s fees. Save for the above, Mr. Mi does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mi which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

GUO Hongbo, aged 52, is currently a Director of the Company, the Chairman and the Secretary of the Communist Party Committee of Liaoning Energy Industry Holding Group Co., Ltd., the Chairman and the Secretary of Communist Party Committee of Liaoning Energy Investment (Group) Co., Ltd.. He previously served as the President and the Vice Chairman of Liaoning Energy Investment (Group), a Director of Haitong Securities Co., Ltd., (listed company on the SSE and the Hong Kong Stock Exchange), a Director of Shenyang Jinshan Energy Co., Ltd. (listed company on the SSE), and the vice chairman of Liaoning Haitong New Energy Low-Carbon Industrial Equity Investment Fund

Limited. Mr. Guo graduated from Jilin University with a major in administrative management, and holds a master degree in management (postgraduate diploma). He is a professor-grade senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Guo does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Guo been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Guo does not hold any shares of Huaneng International.

The Company proposes to re-appoint Mr. Guo as the Non-executive Director for a term of three years. Mr. Guo will not receive any director’s fees. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

CHENG Heng, aged 57, is currently a Director of the Company, the Vice President (group department president level) of the Energy Department of Jiangsu Guoxin Investment Group Limited, the Vice Chairman of Jiangsu Changshu Electric Power Generating Company Limited, the Vice Chairman of Jiangsu Ligang Electric Power Co., Ltd., and the Vice Chairman of Yangcheng International Electric Power Co., Ltd. He previously served as the deputy manager of the Planning Department of Jiangsu International Trust and Investment Corporation, Vice President of Changshu Power Generation Co., Ltd., President of Energy Investment Division 2 of Jiangsu Provincial Investment Management Co., Ltd., and the Vice President of Jiangsu Provincial Investment Management Co., Ltd. He is a university graduate and an economist.

Save the work relationship disclosed in the qualifications above, Mr. Cheng does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Cheng been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Cheng does not hold any shares of Huaneng International.

The Company proposes to re-appoint Mr. Cheng as the Non-executive Director for a term of three years. Mr. Cheng will not receive any director’s fees. Save for the above, Mr. Cheng does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Cheng which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIN Chong, aged 57, is currently a Director of the Company, the Vice President and a Member of CPC Committee of Fujian Investment & Development Group Co., Ltd., the Vice Chairman of Fujian Mindong Electric Power Limited Company (listed company on the SZSE), the Vice Chairman of Fujian Sanming Nuclear Power Co., Ltd., the Vice Chairman of Chinalco Southeast Copper Co., Ltd., the director of Fujian Motor Industry Group Co., Ltd., the director of Fujian Fuqing Nuclear Power Co., Ltd. and the Director of Xiamen King Long Motor Group Co., Ltd. (listed on the SSE). Mr. Lin has formerly served as the assistant to the General Manager of Fujian Investment & Development Group Co., Ltd., the Director of the Preparatory Office for Fuzhou Baiyun Pumped Storage Hydropower Station, and the Chairman of Fujian Zhongmin Energy Investment Co., Ltd (listed company on the SSE). He graduated from Chongqing University where he majored in electric power system and its automation and holds a master’s degree of science in engineering (postgraduate diploma). Mr. Lin is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Lin does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Lin been subject to any punishment by CRSC or other related departments, or reprimand by any stock exchanges. Mr. Lin does not hold any shares of Huaneng International.

The Company proposes to appoint Mr. Lin as the Non-executive Director for a term of three years. Mr. Lin will not receive any director’s fees. Save for the above, Mr. Lin does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Lin which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Independent Non-executive Directors

XU Mengzhou, aged 70, is an Independent Non-executive Director of the Company, an Independent Director of Shandong Hualu-Hengsheng Chemical Co., Ltd. (listed company on the SSE), and an Independent Director of Beijing Handi Mobile Internet Technology Co., Ltd. (non-listed company) and the Vice President of Association of Banking Law of China Law Society. He served as a professor of Renmin University of China. He graduated from the RUC, with a doctor’s degree in Economic Laws.

Save the work relationship disclosed in the qualifications above, Mr. Xu does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers. Nor has Mr. Xu been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Xu does not hold any shares of Huaneng International.

The Company proposes to re-appoint Mr. Xu as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Xu will be RMB300,000 (tax included). Save for the above, Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIU Jizhen, aged 69, is currently an Independent Non-executive Director of the Company, a Director of the National Key Laboratory of New Energy Power System of North China Electric Power University, a chief scientist of the 973 Program, the Vice President of the China Electricity Council, a fellow of the Institution of Engineering and Technology (FIET) and an Independent Director of Datang International Power Generation Co., Ltd (listed company on the SSE and the Hong Kong Stock Exchange). Mr. Liu was formerly the President of Wuhan University of Hydraulic and Electrical Engineering and the President of North China Electric Power University, the Vice President of the Chinese Society for Electrical Engineering and the Vice President of the Chinese Society of Power Engineering. He is a professor an a doctoral supervisor.

Save the work relationship disclosed in the qualifications above, Mr. Liu does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Liu been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Liu does not hold any shares of Huaneng International.

The Company proposes to re-appoint Mr. Liu as the Independent Non-executive Director for a term of three years. The annual director’s fees of Mr. Liu will be RMB300,000 (tax included). Save for the above, Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

XU Haifeng, aged 65, is currently an Independent Non-executive Director of the Company. He successively served as the Chairman and President of Beijing-Shanghai China Railway Express Co., Ltd., the director and Vice President of Beijing-Shanghai High Speed Railway Co., Ltd., the Vice Managing Commander-in-Chief of the General Headquarters for the Construction of Beijing-Shanghai High Speed Railway of the Ministry of Railways, and the Vice Chairman and President of Beijing- Shanghai High Speed Railway Co., Ltd. He graduated from Beijing Jiaotong University where he majored in transportation organization and automation. He has an EMBA degree from the Guanghua School of Management of Peking University.

Save the work relationship disclosed in the qualifications above, Mr. Xu does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Xu been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Xu does not hold any shares of Huaneng International.

The Company proposes to re-appoint Mr. Xu as the Independent Non-executive Director for a term of three years. The annual director’s fees of Mr. Xu will be RMB300,000 (tax included). Save for the above,. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

ZHANG Xianzhi, aged 63, is currently an Independent Non-executive Director of the Company, a professor and a doctoral supervisor of Dongbei University of Finance and Economics, and a National Outstanding Teacher. He is serving concurrently as an Expert of Management Accounting Consulting of Ministry of Finance, an independent director of Yingkou Port Liability Co., Ltd. (listed company on the SSE) and Dalian Zhiyun Automation Co., Ltd. (listed company on the SZSE), Mr. Zhang was formerly an accountant of Dalian City Transportation Bureau, a researcher of Dalian Economic Commission, vice dean of the accounting school of Dongbei University of Finance and Economics, and director of Sino-German Management and Control Research Centre, etc. He graduated from Dongbei University of Finance and Economics with a bachelor’s and master’s degree in accounting. He holds a doctoral degree in industrial economics.

Save the work relationship disclosed in the qualifications above, Mr. Zhang does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Zhang been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Zhang does not hold any shares of Huaneng International.

The Company proposes to re-appoint Mr. Zhang as the Independent Non-executive Director for a term of three years. The annual director’s fees of Mr. Zhang will be RMB300,000 (tax included). Save for the above, Mr. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

XIA Qing, aged 63, is currently a professor in Tsinghua University, Member of the China Energy Research Council, the Expert of the National Electricity Exchange Agency Alliance, the Expert of China Southern Power Grid Corporation, the Expert of China Datang Power Generation Group, the Expert of State Grid NARI Group, the Deputy Director of the Power Market Special Committee of
China Electrical Engineering Society, the Deputy Chairman of China Power Reform Forum (中 國電改 30 人 論 壇 ), the Deputy Chairman of the Energy Storage Committee of the China Energy Research
Association, the Independent Director of Tellhow Sci-tech Co., Ltd. (listed company on the SSE), the Independent Director of Shanghai Zhixin Electric Co., Ltd. (listed company on the SSE). He previously served as the Independent Director of the Eighth Session of Board of Directors of the Company. He graduated from Tsinghua University with a doctoral degree in power system and automation.

Save the work relationship disclosed in the qualifications above, Mr. Xia does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Xia been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Xia does not hold any shares of Huaneng International.

The Company proposes to appoint Mr. Xia as the Supervisor for a term of three years. The annual director’s fees of Mr. Xia will be RMB300,000 (tax included). Save for the above, Mr. Xia does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xia which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Supervisors

LI Shuqing, aged 57, is currently the Deputy Chief Engineer of Huaneng Group, the Chairman and the Secretary of Communist Party Committee of HIPDC, the Chief of Power Development Business Division (Shale Gas Exploitation and Utilization Office) of Huaneng Group, and the President of GreenGen Co., Ltd. He previously served as the Assistant to the Director Huaneng Shanghai Shidongkou Second Power Plant, the Deputy Manager (Deputy Director), the Manager (Director) of Shanghai Branch (Shidongkou Second Power Plant) of Huaneng International, the President of East China Branch of Huaneng Group (Shanghai Branch of Huaneng International), the Vice President of Huaneng International, the Executive Director and the President of Huaneng Hulunbuir Energy Development Co., Ltd., the Chairman and the Secretary of Communist Party Committee of Huaneng Shandong Power Generation Co., Ltd. He holds an EMBA degree from Guanghua School of Management of Peking University. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Li does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Li been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Li does not hold any shares of Huaneng International.

The Company proposes to appoint Mr. Li as the Supervisor for a term of three years. Mr. Li will not receive any supervisor’s fees. Save for the above, Mr. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

MU Xuan, aged 45, is the Vice Chairman of the Supervisory Committee of the Company, the Vice President and a Member of Communist Party Committee of Dalian Construction Investment Group Co., Ltd., the Chairman and President of Dalian LNG Pipeline Co., Ltd. He was the assistant to the President of Dalian Construction Investment Co., Ltd. and the assistant to the President of Dalian Construction Investment Group Co., Ltd. He graduated from Dongbei University of Finance and Economics, majoring in technical economy and management and a certified accountant. He is a master’s degree postgraduate.

Save the work relationship disclosed in the qualifications above, Mr. Mu Xuan does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Mu been subject to any punishment by CSRC or other related departments, or reprimand by any stock exchanges. Mr. Mu Xuan does not hold any shares of Huaneng International.

The Company proposes to re-appoint Mr. Mu as the Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Mu will be RMB48,000. Save for the above, Mr. Mu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

YE Cai, aged 53, is currently the Director of Audit Department of Huaneng Group. He previously served as the Deputy Director of Finance Department, the Deputy Director of Fund Department, the Director of the Second Finance and Accounting Department, the Director of the First Finance and Accounting Department, the Deputy Manager of Finance Department of Huaneng Group, the Chief Accountant of North United Power Co., Ltd., the Director of Finance Department of Huaneng Group. He graduated from Zhongnan University of Finance and Economics with a major in accounting and holds an EMBA degree from School of Economics and Management of Tsinghua University. He is a senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Ye does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Ye been subject to any punishment by CSRS or other related departments, or reprimand by any stock exchanges. Mr. Ye does not hold any shares of Huaneng International.

The Company proposes to appoint Mr. Ye as the Supervisor for a term of three years. Mr. Ye will not receive any supervisor’s fees. Save for the above, Mr. Ye does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Ye which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

GU Jianguo, aged 54, is currently a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited, and the Vice Chairman and the Vice President of Nantong Industries Holding Group Co., Ltd. He was the Chief of Nantong Investment Management Centre, Director and President of Nantong Investment & Management Limited Company. He graduated from Nanjing University of Aeronautics and Astronautics with a bachelor’s degree. He is an economist. He holds a Master of Business Administration from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

Save the work relationship disclosed in the qualifications above, Mr. Gu does not have any other connections and relationships with Huaneng International, its controlling shareholders or de facto controllers, nor has Mr. Gu been subject to any punishment by CSRS or other related departments, or reprimand by any stock exchanges. Mr. Gu does not hold any shares of Huaneng International.

The Company proposes to re-appoint Mr. Gu as the Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Gu will be RMB48,000. Save for the above, Mr. Gu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Gu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

GENERAL

A circular containing further information on the proposed re-election and appointment of Directors and Supervisors, together with a notice of the 2019 annual general meeting of the Company will be despatched to Shareholders as soon as practicable.

DEFINITIONS

“Board”	means	the board of Director of the Company;

“Company”, “Huaneng International”	means	Huaneng Power International, Inc.;

“CSRC”	means	China Securities Regulatory Commission;

“HIPDC”	means	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	means	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	means	The Stock Exchange of Hong Kong Limited;

“Huaneng Group”	means	China Huaneng Group Co., Ltd.;

“SFO”	means	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“SSE”	means	the Shanghai Stock Exchange

“Shareholder(s)”	means	the shareholder(s) of Company; and

“SZSE”	means	the Shenzhen Stock Exchange

“Supervisory Committee”	means	the supervisory committee of the Company.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxing (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
1 April 2020

Document 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

ANNOUNCEMENT OF ANNUAL RESULTS FOR 2019

Power generation by domestic power plants:	405.006 billion kWh

Consolidated operating revenue:	RMB174.009 billion

Net profit attributable to equity holders of the Company:	RMB766 million

Earnings per share:	RMB0.01

Proposed dividend:	RMB0.135 per ordinary share (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2019.

For the twelve months ended 31 December 2019, the Company realized consolidated operating revenue of RMB174.009 billion, representing an increase of 2.63% compared to the same period last year, and net profit attributable to equity holders of the Company amounted to RMB766 million, representing an increase of 4.34% as compared with the same period last year. Earnings per share amounted to RMB0.01. The Board is satisfied with the Company’s results last year.

The Board proposed to declare a cash dividend of RMB0.135 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information.

BUSINESS REVIEW OF YEAR 2019

In 2019, the Company proactively adapted to the changes in the market and anticipated the dynamics of the reforms in national economy and power market system to promptly realign our operating strategy. Throughout the year, we maintained stable operation of safe and clean production, achieved notable results in improving quality and efficiency, made headway in optimizing the structure, and strengthened our corporate governance. As a result, we have satisfactorily achieved our annual business objectives and maintained our leading position in the industry.

1.	Operating Results

For the twelve months ended 31 December 2019, the Company realized consolidated operating revenue of RMB174,009 million, representing an increase of 2.63% compared to the same period last year. Net profit attributable to shareholders of the Company amounted to RMB766 million, representing an increase of 4.34% as compared with the same period last year. Earnings per share amounted to RMB0.01.

As at the end of 2019, net assets per share of the Company amounted to RMB5.33, representing a decrease of 3.43% as compared with the same period last year.

The Audit Committee of the Company convened a meeting on 30 March 2020 and reviewed the 2019 annual results of the Company.

2.	Power Generation

Total power generated by the Company’s domestic operating power plants for the year on consolidated basis amounted to 405.006 billion kWh, representing a year-on-year decrease of 5.91%. The electricity sold amounted to 388.182 billion KWh, representing a year-on-year decrease of 4.38%. The annual average utilization hours of the Company’s domestic power plants reached 3,915 hours, representing a year-on-year decrease of 293 hours. The utilization hours of coal-fired power generating units was 4,222 hours, representing a year-on-year decrease of 273 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company were in a leading position. Total heat supplied by the Company’s domestic operating power plants on consolidated basis amounted to 240 million GJ, representing a year-on-year increase of 10.69%.

3.	Cost Control

Throughout the year, the Company procured an aggregate of 183 million tons of coal. By continuously and accurately judging coal market trends, optimizing procurement strategy and regional supply structure, reinforcing cooperation with major coal mines, targeting high- quality low- cost resources on an advanced basis, and reducing the increase of unit procurement price of standard coal effectively. The unit fuel cost of our domestic power plants throughout the year incurred for sales of power was RMB223.22/MWh, representing a year-on-year decrease of 5.77%.

4.	Energy Saving and Environmental Protection

The Company maintains a leading position among major domestic power companies in terms of safe operations, technology economy and energy – consuming index. In 2019, the Company maintains a leading position among major domestic power companies, with the average equivalent availability ratio of the coal- fired generating units of the Company was 93.49%; its weighted average house consumption rate was 4.49%; the average yearly coal consumption rate for the power generated was 288.52 grams/kWh; and the Company’s average coal consumption rate for power sold was 307.21 grams/kWh. As per the demand for resolutely fighting against pollution, the Company actively carried out the three- year action plan to defend the blue sky. With respect to air pollution emissions, the power generation companies affiliated to the Company have carried out ultra- low-emissions transformation as planned with marked results. All of them have met or out-performed the national emission standards. With respect to treatment of unorganized emissions such as wastewater discharge and coal yards and ash yards, the Company has allocated funds to carry out environmental technological transformation projects such as wastewater treatment, coal yard closure, and ash yard transformation in power plants in key regions. All power plants have accelerated environmental protection transformation projects to ensure that pollutant emissions meet the requirements under pollution discharge permits and other ecological and environmental protection policies.

5.	Project Development

The Company progressed smoothly in the construction of power supply projects. During the year, the controlled generation capacity of the newly commissioned wind generating units and photovoltaic units was 864MW and 422MW, respectively. As of 31 December 2019, the Company’s controlled and equity- based generation capacity was 106,924 MW and 93,676MW, respectively.

6.	Singapore Business

Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, maintained safe and stable operation of the generation units throughout the year. The total market share of Tuas Power in the power generation market for the whole year was 20.7%, representing a year-on-year decrease of 0.4 percentage point. The Singapore project (SinoSing Power and Tuas Power combined) recorded a pre-tax loss of RMB569 million, representing a decrease in loss of RMB261 million compared with RMB830 million in 2018.

7.	Pakistan Business

The Sahiwal 2×660MW coal-fired power plant project in Pakistan is one of the projects given priority for implementation under the framework of the China- Pakistan Economic Corridor Energy Project Implementation Agreement. It is the first large-scale coal-fired power plant put into operation in the China-Pakistan Economic Corridor. It greatly eased the power shortage in Pakistan. The Pakistan project was included in the consolidated statements on 31 December 2018. Its profit before tax was RMB739 million for 2019.

In 2019, with a sound decision-making philosophy and a complete corporate governance system, the Company once again won the recognition of the capital market, and was honored as China Securities Golden Bauhinia “Outstanding Contribution Enterprise at 70th Anniversary of the People’s Republic of China”. Mr. HUANG Lixin, chief accountant of the Company’s, won Golden Bauhinia “CFO of the Year Award”. Mr. HUANG Chaoquan, secretary to the Board of the Company, won the “Most Innovative Secretary to the Board” at the 15th Golden Roundtable Forum of Chinese Board of Listed Companies Forum.

PROSPECTS FOR 2020

In 2020, the Company will further strengthen market orientation, reform implementation, innovation incentive, and risk awareness. With safety and environmental protection as the foundation, quality and efficiency as the core, and reform and innovation as the driver, we will further optimize our structure, operations and assets and further enhance corporate governance, thereby continuing to improve our operating performance revolving around the goal of building a world-class listed power generation company, so as to create more value for the country, society and shareholders.

With respect to power generation, the Company will conscientiously implement the state’s various plans in production safety, strengthen inspections and assessments under the accountability system, and continuously improve our capabilities of risk prevention and control, emergency management, on-site supervision, key area management and control, comprehensive administration, and technological innovation. We will consolidate the results of building the “responsibility system, regulation system, support system, and prevention and control system” for production safety and accelerate the modernization of the production safety governance system and governance capabilities. We will carry out a comprehensive rating of generating units to improve the lean management of equipment. We will accelerate the development of the heat supply business to achieve the transformation and upgrade of comprehensive energy services. We have carried out flexibility reformation for generating unit in areas with policy support and development potential to enhance the competitiveness of thermal power units, especially 300MW generating units. We will study the development of the business of heat supply by existing profitable thermal power generating units and biomass-coupled power generation plans to accelerate the construction and transformation of the heat grid. We will accelerate the implementation of key pollution prevention and control projects such as closure of coal yards and wastewater treatment in key areas such as Beijing, Tianjin and Hebei and the Yangtze River Delta to ensure completion on schedule. We will tighten the control of pollution discharge permits and accelerate the re-evaluation of the coverage of environmental protection zones for certain projects. We will continue to advance the construction of safety assurance system to ensure smooth and orderly production. We will properly establish regulations and standards and optimize the production safety management process to prevent major equipment hazards.

With respect to power supply marketing, the Company will continue to prioritize power supply marketing. We will innovate the production, operation, and management model and further enforce the responsibilities of regional company for marketing. We will effectively coordinate regional resources, strengthen policy and market research, and improve market responsiveness. We will continue to balance volume and price and prioritize revenue increase, gradually realize the physical operation of regional transaction operation centers and energy sales companies, and endeavor to increase power sales volume and stabilize power tariff. We will aim at delivering a domestic power generation of approximately 410.0 billion kWh and average utilization hours of around 3,800 hours for the year.

In respect of fuel, the Company will reinforce policy research and market analysis, combine coal under long-term contract and market coal, balance imported coal and domestic coal, and enhance the insights and stability in fuel procurement. The Company will establish a firm and effective fuel supply chain and dynamically optimize long-term contract resources based on the structural outlay and region characteristics of resources. Leveraging on its advantages in scale procurement, the Company will strengthen strategic cooperation with large-scale coal enterprises to strive for a more reasonable pricing mechanism. The Company will further improve the fuel management system, strengthen the management of coal yards, and continuously improve the mixing capability to strictly control fuel costs.

In respect of capital, the Company will closely monitor the changes in the domestic and overseas capital markets and give full play to its credit and management advantages. In addition to ensuring the efficiency of the main financing channel (i.e. credit financing), the Company will increase bond issuance, innovate new financing means and expand the scale and channels of financing, so as to ensure the security of funds while striving to reduce capital cost.

The Company will uphold the new development philosophy, adhere to the requirements of high-quality development, and thoroughly implement the new energy safety strategy of “Four Revolutions, One Cooperation”. We will comprehensively strengthen market capitalization management and substantial shareholder support to increase holding of the Company’s shares to maintain and increase the Company’s brand value. We will steadily advance reform and innovation, strengthen the innovation drivers for operation and development, enhance technological research and development for major projects, and accelerate the digital transformation. We will promote the construction of key areas. We will steadily advance the work of “dealing with stagnant enterprises and enterprises with difficulties” to ensure the stable implementation of various business plans with solid and efficient management capabilities.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared under International Financial Reporting Standards (“IFRS”))

General

The principal activities of the Company are investment in and construction, operation and management of power plants within China. As of 31 December 2019, the Company had a controlled installed capacity of 106,924 MW and an equity-based installed capacity of 93,676 MW, of which more than 16.92% was from clean energy sources (gas turbine, hydro, wind, photovoltaic and biomass power generation). The Company located its power in 26 provinces, autonomous region and cities within China; the Company has a wholly owned power enterprise located in Singapore, which is one of the biggest listed power company in Singapore. Huaneng Shandong (Hong Kong) Investment Co., Ltd., (“Hong Kong Investment”), a subsidiary of the Company, owns a joint venture, Huaneng Shandong Ruyi (Hong Kong) Energy Co., Ltd. (“Hong Kong Energy”), and Hong Kong Energy owns a wholly-owned operating power company in Pakistan subsidiary.

For the year ended 31 December 2019, the operating revenue of the Company amounted to RMB174,009 million, representing an increase of 2.63% over the same period of last year. The net profit attributable to equity holders of the Company was RMB766 million, representing an increase of 4.34% over the same period of last year; the earnings per share was RMB0.01.

A.	OPERATING RESULTS

1.	2019 operating results

The power generation of the Company’s domestic power plants for the year ended 31 December 2019 are as listed below (in billion KWh):

	Electricity generated		Electricity sold
Region	2019	Change	2019	Change
Heilongjiang Province	13.972	4.28%	13.082	4.14%
Coal-fired	12.655	3.04%	11.788	2.81%
Wind-power	1.186	14.11%	1.164	14.07%
PV	0.131	69.93%	0.130	71.40%
Jilin Province	10.390	3.36%	9.793	3.04%
Coal-fired	9.039	3.39%	8.495	3.06%
Wind-power	1.019	4.55%	0.990	4.26%
Hydro-power	0.042	-45.39%	0.041	-44.97%
PV	0.061	55.55%	0.060	57.75%
Biomass power	0.229	4.29%	0.207	3.74%
Liaoning Province	19.163	-1.97%	17.842	-1.79%
Coal-fired	18.599	-2.03%	17.285	-1.86%
Wind-power	0.376	7.42%	0.374	7.48%
Hydro-power	0.029	-51.50%	0.028	-51.65%
PV	0.160	2.95%	0.156	3.44%
Inner Mongolia	0.220	-9.28%	0.218	-9.29%
Wind-power	0.220	-9.28%	0.218	-9.29%
Hebei Province	12.911	-3.81%	12.061	-4.29%
Coal-fired	12.638	-3.71%	11.813	-4.08%
Wind-power	0.220	-8.90%	0.196	-15.35%
PV	0.054	-5.63%	0.053	-4.09%
Gansu Province	11.432	-3.29%	10.841	-3.38%
Coal-fired	9.391	-4.36%	8.859	-4.46%

	Electricity generated		Electricity sold
Region	2019	Change	2019	Change
Wind-power	2.041	2.04%	1.982	1.76%
Ningxia	0.023	4.81%	0.022	5.38%
PV	0.023	4.81%	0.022	5.38%
Beijing	8.464	-0.67%	8.041	-0.56%
Coal-fired	1.456	-13.96%	1.291	-13.87%
Combined Cycle	7.008	2.62%	6.750	2.47%
Tianjin	6.941	-7.50%	6.523	-7.37%
Coal-fired	5.401	-6.76%	5.028	-6.55%
Combined Cycle	1.537	-10.02%	1.493	-10.03%
PV	0.003	5.69%	0.003	1.92%
Shanxi Province	11.364	4.11%	10.594	3.91%
Coal-fired	9.095	3.27%	8.387	3.00%
Combined Cycle	2.118	4.17%	2.061	4.26%
PV	0.152	99.93%	0.146	92.63%
Shandong Province	85.939	-12.04%	83.267	-9.15%
Coal-fired	84.747	-12.16%	82.111	-9.26%
Wind-power	0.780	-6.63%	0.748	-4.73%
PV	0.412	7.33%	0.408	7.88%
Henan Province	22.009	-18.71%	20.735	-18.74%
Coal-fired	21.098	-16.28%	19.866	-16.14%
Combined Cycle	0.424	-75.77%	0.413	-75.87%
Wind-power	0.463	372.13%	0.431	381.82%
PV	0.025	-1.72%	0.024	-3.17%
Jiangsu Province	39.482	-7.43%	37.387	-7.56%
Coal-fired	33.188	-4.64%	31.257	-4.59%
Combined Cycle	4.514	-24.88%	4.426	-24.88%
Wind-power	1.664	-4.76%	1.590	-6.54%
PV	0.117	25.82%	0.115	26.86%
Shanghai	17.606	-3.16%	16.636	-3.20%

	Electricity generated		Electricity sold
Region	2019	Change	2019	Change
Coal-fired	15.584	-4.54%	14.664	-4.61%
Combined Cycle	2.022	8.98%	1.972	8.79%
Chongqing	9.903	-0.48%	9.228	0.05%
Coal-fired	8.293	-3.10%	7.659	-2.72%
Combined Cycle	1.377	1.25%	1.342	1.17%
Wind-power	0.233	628.65%	0.227	840.19%
Zhejiang Province	25.745	-4.97%	24.707	-4.98%
Coal-fired	25.076	-4.86%	24.052	-4.86%
Combined Cycle	0.609	-9.58%	0.596	-9.68%
PV	0.060	-3.33%	0.059	-2.85%
Hubei Province	20.032	14.35%	18.840	14.98%
Coal-fired	19.253	15.04%	18.078	15.33%
Wind-power	0.577	25.90%	0.567	43.05%
Hydro-power	0.180	-40.43%	0.174	-40.73%
PV	0.022	-0.25%	0.022	-0.33%
Hunan Province	11.355	-0.48%	10.636	-0.56%
Coal-fired	10.466	-0.41%	9.759	-0.50%
Wind-power	0.528	-3.15%	0.522	-3.06%
Hydro-power	0.335	3.18%	0.329	3.23%
PV	0.027	-17.10%	0.026	-15.58%
Jiangxi Province	20.756	-1.66%	19.856	-1.65%
Coal-fired	20.171	-2.65%	19.285	-2.66%
Wind-power	0.585	52.02%	0.571	51.81%
Anhui Province	5.922	-3.72%	5.640	-3.96%
Coal-fired	5.536	-4.15%	5.257	-4.52%
Wind-power	0.301	1.12%	0.298	2.84%
Hydro-power	0.085	10.08%	0.085	10.55%
Fujian Province	11.048	-11.58%	14.213	20.45%
*Coal-fired	11.036	-11.59%	14.201	20.48%

	Electricity generated		Electricity sold
Region	2019	Change	2019	Change
PV	0.012	-1.35%	0.012	-3.95%
Guangdong Province	22.380	-12.74%	21.396	-12.81%
Coal-fired	22.358	-12.75%	21.374	-12.82%
PV	0.022	0.31%	0.022	-0.62%
Guangxi	0.388	14.53%	0.368	13.04%
Combined Cycle	0.273	-19.38%	0.261	-19.94%
Wind-power	0.115	-	0.107	-19.94%
Yunnan Province	4.358	-2.07%	4.006	-3.38%
Coal-fired	3.707	-4.59%	3.373	-6.21%
Wind-power	0.601	6.43%	0.584	6.33%
Hydro-power	0.050	-	0.049	-
Guizhou Province	0.217	9.94%	0.212	9.35%
Wind-power	0.216	9.46%	0.212	9.35%
PV	0.001	-	0	-
Hainan Province	12.983	-0.47%	12.036	-0.76%
Coal-fired	12.496	-1.10%	11.559	-1.42%
Combined Cycle	0.174	626.11%	0.169	633.43%
Wind-power	0.098	0.91%	0.096	0.64%
Hydro-power	0.110	-51.86%	0.108	-52.05%
PV	0.105	75.32%	0.104	74.74%
Total	405.006	-5.91%	388.182	-4.38%

*
According to the requirements of relevant policies, as Huaneng Fujian Luoyuan Power Plant (which is owned by the Company) acts as an emergency backup power source, the scope of statistics has not included its internal coal-fired installed capacity nor its volume of power generation. Since that power plant began to generate power revenue from the first quarter of 2019, the Company’s electricity sales in Fujian Province was greater than the power generation.

The decrease in the Company’s power generation was mainly attributable to the following factors: (1) the growth rate of the electricity consumption nation-wide in 2019 showed a significant decline compared to that of the previous year; (2) wind-power, nuclear power and hydro-power generation had increased substantially, crowding out the space for growth in thermal power generation; and (3) the power generation experienced a large negative growth in areas like Guangdong, Henan, Shandong, Jiangsu, Zhejiang and other regions, due to factors including decline in the demand for power, limitations on coal consumptions, and the significant increase in power supply from external source.

For the year ended 31 December 2019, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 20.7%, representing a decrease of 0.4 percentage point from the same period last year.

In respect of tariff, the Company’s domestic average tariff (inclusive of taxes) for the year ended 31 December 2019 was RMB417.00 per MWh, decreased by RMB1.48 per MWh from last year (while average tariff (exclusive of taxes) for the same period increased by RMB6.81 per MWh to RMB366.58 per MWh). SinoSing Power’s average tariff for 2019 was RMB636.24 per MWh, representing a decrease by 1.93% from last year.

In respect of fuel costs, due to the decrease in fuel prices, the Company’s fuel cost per unit of power sold by domestic power plants decreased by 5.77% to RMB223.22 per MWh from last year.

Combining the forgoing factors, for the year ended 31 December 2019, the Company recorded an operating revenue of RMB174.009 billion, representing an increase of 2.63% from RMB169.551 billion of last year, and the net profit attributable to equity holder of the company was RMB0.766 billion, representing an increase of 4.34% from RMB0.734 billion of last year. For the year ended 31 December 2019, the net profit attributable to equity holders of the Company from domestic operations was RMB0.949 billion, representing a decrease of RMB0.480 billion from RMB1.429 billion for the same period last year. The decrease was primarily attributable to increased operating profit due to decline in fuel prices and increase in electricity prices (exclusive of taxes), year-on-year increase in long-term asset impairment losses, and increase of actual tax rate because of unrecognized deferred tax assets under relevant rules. The net loss attributable to equity and perpetual corporate bonds holders of the Company from its operations in Singapore was RMB477 million, representing a decrease of loss of RMB218 million from RMB695 million for the same period last year, which is largely due to loss of RMB320 million by Tuas Power from disposal of fuels and provision for falling prices last year. The operations in Pakistan was included in the consolidated statement of the Company as of 31 December 2018, and its equity profit in 2019 was RMB294 million.

2.	Comparative Analysis of Operating results

2.1	Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended 31 December 2019, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB174.009 billion, representing an increase of 2.63% from RMB169.551 billion for the year ended 31 December 2018. The operating revenue from domestic operations of the Company decreased by RMB1.674 billion over the same period of last year, while the operating revenue generated from newly acquired entities and newly operated generating units was RMB3.189 billion.

The operating revenue from the operations of the Company in Singapore increased by RMB1.324 billion over the same period of last year, which was mainly attributed to the aggressive competitive strategy adopted by the Company in Singapore and the increased on-grid tariff compared to the same period of last year. The operating revenue from the operations of the Company in Pakistan was RMB4.808 billion.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2019	2018	Change
Heilongjiang Province
Coal-fired	390.22	393.28	-0.78%
Wind-power	517.30	516.82	0.09%
PV	703.98	750.90	-6.25%
Jilin Province
Coal-fired	383.72	385.18	-0.38%
Wind-power	509.88	518.74	-1.71%
Hydro-power	417.48	426.74	-2.17%
PV	789.62	834.14	-5.34%
Biomass power	749.98	754.58	-0.61%
Liaoning Province
Coal-fired	400.36	398.85	0.38%
Wind-power	523.50	572.25	-8.52%
Hydro-power	366.41	330.00	11.03%
PV	892.83	898.76	-0.66%
Inner Mongolia
Wind-power	441.31	461.87	-4.45%
Hebei Province
Coal-fired	362.71	378.05	-4.06%
Wind-power	512.27	522.09	-1.88%
PV	734.80	801.90	-8.37%
Gansu Province
Coal-fired	303.30	289.85	4.64%
Wind-power	381.33	403.12	-5.41%
Ningxia
PV	801.85	805.11	-0.40%
Beijing
Coal-fired	461.00	463.40	-0.52%
Combined Cycle	640.10	667.36	-4.09%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2019	2018	Change
Tianjin
Coal-fired	371.28	397.46	-6.59%
Combined Cycle	684.92	708.05	-3.27%
PV	874.51	881.64	-0.81%
Shanxi Province
Coal-fired	318.55	326.40	-2.41%
Combined Cycle	667.58	684.65	-2.49%
PV	860.36	908.91	-5.34%
Shandong Province
Coal-fired	407.28	404.01	0.81%
Wind-power	600.76	564.46	6.43%
PV	855.00	862.56	-0.88%
Henan Province
Coal-fired	363.89	349.86	4.01%
Combined Cycle	1,202.96	640.53	87.81%
Wind-power	602.96	551.34	9.36%
PV	375.77	380.00	-1.11%
Jiangsu Province
Coal-fired	383.08	438.53	-12.65%
Combined Cycle	619.77	590.83	4.90%
Wind-power	730.35	724.53	0.80%
PV	902.65	929.01	-2.84%
Shanghai
Coal-fired	400.91	411.76	-2.63%
Combined Cycle	804.57	848.25	-5.15%
Chongqing
Coal-fired	405.74	412.66	-1.68%
Combined Cycle	734.49	746.10	-1.56%
Wind-power	608.77	615.26	-1.06%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2019	2018	Change
Zhejiang Province
Coal-fired	416.57	418.61	-0.49%
Combined Cycle	951.91	867.83	9.69%
PV	1,075.33	1,054.58	1.97%
Hubei Province
Coal-fired	421.50	422.40	-0.21%
Wind-power	620.52	630.28	-1.55%
Hydro-power	376.60	381.98	-1.41%
PV	880.00	887.76	-0.87%
Hunan Province
Coal-fired	451.70	463.72	-2.59%
Wind-power	604.75	610.84	-1.00%
Hydro-power	353.05	376.07	-6.12%
PV	896.94	907.78	-1.19%
Jiangxi Province
Coal-fired	415.37	420.96	-1.33%
Wind-power	606.28	612.62	-1.04%
Anhui Province
Coal-fired	370.68	380.70	-2.63%
Wind-power	610.00	613.38	-0.55%
Hydro-power	423.31	384.40	10.12%
Fujian Province
Coal-fired	403.49	400.15	0.83%
PV	979.78	985.72	-0.60%
Guangdong Province
Coal-fired	428.00	415.14	3.10%
PV	976.77	986.49	-0.99%
Guangxi Province
Coal-fired	647.57	547.20	18.34%
Wind-power	607.75	–	N/A

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2019	2018	Change
Yunnan Province
Coal-fired	462.29	514.50	-10.15%
Wind-power	475.62	470.14	1.17%
Hydro-power	245.39	–	N/A
Guizhou Province
Wind-power	593.15	608.00	-2.44%
Hainan Province
Coal-fired	439.63	441.68	-0.46%
Combined Cycle	680.48	1,565.26	-56.53%
Wind-power	606.45	612.15	-0.93%
Hydro-power	392.71	402.62	-2.46%
PV	897.12	958.71	-6.42%
Domestic total	417.00	418.48	-0.35%
SinoSing Power	636.24	648.74	-1.93%

Note:
the tariff of coal-fired plants in Shanghai, Zhejiang, Jiangsu, Chongqing, Henan and Hainan consists of on-grid settlement price and capacity subsidy income; and the considerable change of coal-fired tariff in Henan and Hainan is mainly due to corresponding change in capacity tariff.

Tax and levies on operations mainly consist of surcharges of value- added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended 31 December 2019, the tax and levies on operations of the Company and its subsidiaries were RMB1.833 billion, representing an increase of RMB44 million from RMB1.789 billion for the same period of last year, of which the tax and levies on operations attributable to newly acquired entities and new generating units accounted for RMB17 million.

2.2	Operating expenses

For the year ended 31 December 2019, the total operating expenses of the Company and its subsidiaries was RMB159.799 billion, representing an increase of 1.36% from the same period last year. The operating expenses in domestic operations of the Company decreased by RMB2.180 billion, or 1.50%, from the same period last year, of which the newly acquired entities and the new generating units accounted for RMB2.397 billion; the costs attributable to the existing entities decreased by RMB4.577 billion, which was primarily attributable to the reduced fuel costs for domestic operations in China.

The operating expenses from the operations in Singapore increased by RMB1.126 billion, or 9.10%, from the same period last year, which was mainly due to the increase in the cost of power purchase as a result of the increase in electricity sales and the increased natural gas cost as a result of the rise of oil price globally. The operating expenses from the operations in Pakistan was RMB3.205 billion.

2.2.1	Fuel costs

Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2019, fuel costs of the Company and its subsidiaries decreased by 7.61% to RMB97.687 billion from RMB105.736 billion for the year ended 31 December 2018. The fuel costs from domestic operations of the Company and its subsidiaries decreased by RMB8.463 billion, which was primarily attributable to the decline of fuel price. The fuel costs of the newly acquired entities and new generating units were RMB1.331 billion and the fuel costs of the existing generating units decreased by RMB9.794 billion from same period last year. Fuel costs in Singapore increased by RMB413 million from the same period last year, mainly due to increased fuel costs arising from increased natural gas prices. For the year ended 31 December 2019, the average price (inclusive of taxes) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB505.12 per ton, representing a 8.38% decrease from the RMB551.35 per ton for the year ended 31 December 2018. The fuel cost per unit of power sold by the Company’s domestic power plants decreased by 5.77% to RMB223.22/MWh from RMB236.89/MWh in 2018.

2.2.2	Maintenance

For the year ended 31 December 2019, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.606 billion, representing an increase of RMB213 million from RMB4.393 billion for the year ended 31 December 2018. The maintenance expenses of the Company’s domestic operations increased by RMB227 million compared to the same period last year. The maintenance expenses of operations in Singapore decreased by RMB14 million compared to the same period last year.

2.2.3	Depreciation

For the year ended 31 December 2019, depreciation expenses of the Company and its subsidiaries increased by 6.83% to RMB21.865 billion, compared to RMB20.466 billion in the year ended 31 December 2018; the increase is mainly due to new generating units put into operation, and amortization of land use right reclassified from other expenses to depreciation due to the adoption of IFRS16 leases. The depreciation expenses of domestic operations increased by RMB1.379 billion compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB0.652 billion. The depreciation expenses of the operations in Singapore increased by RMB12 million compared to the same time last year.

2.2.4	Labour

Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2019, the labour costs of the Company and its subsidiaries amounted to RMB13.515 billion, representing an increase of RMB1.669 billion from RMB11.845 billion for the year ended 31 December 2018. This is mainly attributable to the growth in salaries resulting from the increase in the Company’s operating results, as well as the increase in social insurance, housing funds, employee welfare, and training costs, etc., which are in line with the increase in the salaries. Labor costs for Singapore operations increased by RMB32 million compared to the same time last year.

2.2.5	Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended 31 December 2019, other operating expenses of the Company and its subsidiaries was RMB22.126 billion, representing an increase of RMB6.920 billion from RMB15.206 billion for the year ended 31 December 2018. The other operating expenses from the Company’s domestic operations increased by RMB3.055 billion due to increase in provision for assets impairment. This is mainly attributable to the expected shut down of plants by 2020 according to certain industry policies or exchange of capacity quota for Zhanhua Thermal Power, Huaneng Yushe Power, Jining New Energy and Shidongkou I; estimated worse operating results due to the combined effects of decrease in power generation volume and increase in fuel prices for Qufu Co-generation, Hegang Power, Xinhua Power and

Diandong Yuwang; as well as the expected disposals of certain assets in Diandong coal mine and some of other power plants. Other operating expenses of the newly acquired entities and new generating units were RMB0.165 billion. Other operating expenses of the operations in Singapore increased by RMB682 million compared to the same period last year. Other operating expenses of the operations in Pakistan was RMB3.183 billion.

2.3	Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

2.3.1	Interest expenses

For the year ended 31 December 2019, the interest expenses of the Company and its subsidiaries were RMB10.763 billion, representing an increase of 2.63% from RMB10.486 billion for the year ended 31 December 2018. The interest expenses from the Company’s domestic operations decreased by RMB0.567 billion. The interest expenses from the newly acquired entities and new generating units were RMB0.492 billion and those incurred by the existing entities in China decreased by RMB1.059 billion, which is largely attributable to decrease of funding costs of the Company generally. The interest expenses of Singapore operations increased by RMB32 million compared to the same period last year. The interest expenses of Pakistan operation increased by RMB811 million.

2.3.2	Net exchange differences and bank charges

For the year ended 31 December 2019, the Company and its subsidiaries recorded a net loss of RMB210 million from net exchange difference and bank charges, representing an increase of RMB49 million compared with the net loss of RMB161 million for the year ended 31 December 2018.

The operations in Singapore recorded net loss of RMB37 million in exchange losses and bank charges, representing an increase of RMB12 million from the net loss of RMB25 million for the year ended 31 December 2018, mainly due to the strengthened exchange rate of U.S. dollar against Singapore dollar. The operations in Pakistan recorded net loss of RMB62 million in exchange losses and bank charges in 2019.

2.4	Share of profits less losses of associates and joint ventures

For the year ended 31 December 2019, the share of profits less losses of associates and joint ventures was RMB1.186 billion, representing a decrease of RMB637 million from RMB1.823 billion of last year, mainly due to inclusion of operations in Pakistan in the consolidated statements since 31 December 2018, and increased profit of associates and joint ventures.

2.5	Income tax expenses

For the year ended 31 December 2019, the Company and its subsidiaries recognized income tax expenses of RMB2.011 billion, representing an increase of RMB1.368 billion from RMB0.643 billion for the year ended 31 December 2018. The income tax expenses for the domestic operations increased by RMB1.319 billion primarily attributable to increase in assets impairment loss and unrecognized deferred income tax assets under relevant rules. The income tax expenses of the operations in Singapore increased by RMB46 million.

2.6	Net profit, net profit attributable to equity holders of the Company and non-controlling interests

For the year ended 31 December 2019, the Company and its subsidiaries achieved a net profit of RMB1.108 billion, representing a decrease of RMB0.222 billion, or 16.69%, from RMB1.330 billion for the year ended 31 December 2018; the net profit attributable to equity holders of the Company was RMB0.766 billion, representing an increase of RMB0.032 billion from RMB0.734 billion for the year ended 31 December 2018.

The profit attributable to equity holders of the Company from its domestic operations decreased by RMB480 million, mainly because of increased operating profit from domestic operations due to decline in fuel prices and the increase in electricity tariffs (exclusive taxes), coupled with increase in long-term asset impairment losses and rise of actual tax rate due to unrecognized deferred tax assets under relevant rules. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB477 million, representing a decrease of RMB218 million from same period last year. This was mainly due to disposal of fuel oil and loss of RMB320 million from provision of price reduction by Tuas Power last year. The operations in Pakistan were included in the consolidated statement since 31 December 2018, and its profit attributable to equity holders of the Company in 2019 was RMB294 million.

The Company’s recorded profit from its non-controlling interests decreased to RMB342 million for the year ended 31 December 2019 from RMB596 million for the year ended 31 December 2018, mainly attributable to reduced profitability of the Company’s non-wholly owned subsidiaries.

2.7	Comparison of financial positions

2.7.1	Comparison of asset items

As of 31 December 2019, consolidated total assets of the Company and its subsidiaries were RMB428.250 billion, representing an increase of 1.99% from RMB419.903 billion as of 31 December 2018; total assets of the domestic operations increased by RMB6.059 billion to RMB384.959 billion, including a net increase of RMB8.250 billion in non-current assets, which is mainly attributable to capital expenditure on construction projects.

As of 31 December 2019, total assets of the operations in Singapore were RMB28.921 billion, representing an increase of RMB1.663 billion from the same period last year. Non-current assets increased by RMB1.511 million to RMB25.324 billion. Total assets of the operations in Pakistan were RMB14.370 billion, representing an increase of RMB0.583 billion from the same period last year. Non-current assets decreased by RMB396 million from last year to RMB10.089 billion.

2.7.2	Comparison of liability items

As of 31 December 2019, consolidated total liabilities of the Company and its subsidiaries were RMB297.871 billion, representing a decrease of 1.95% from RMB303.782 billion as of 31 December 2018.

As of 31 December 2019, interest-bearing debts of the Company and its subsidiaries totaled RMB244.884 billion. The interest- bearing debts consist of long-term loans (including those maturing within a year), bonds payable (including those maturing within a year), short-term borrowings, short-term bonds payable and lease liabilities (including those maturing within a year). The interest- bearing debts denominated in foreign currencies amounted to RMB1.812 billion.

As of 31 December 2019, the total liabilities of the operations in Singapore were RMB16.946 billion, representing an increase of 10.69% from RMB15.309 billion as of 31 December 2018. As of 31 December 2019, the total liabilities of the operations in Pakistan were RMB11.267 billion, representing an increase of 0.98% from RMB11.158 billion as of 31 December 2018.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, total equity attributable to the equity holders of the Company increased as of 31 December 2019, including increase of impact from issuances of China Life Financing Plan, PICC Financing Plan and unsecured medium-term notes with an aggregate face value of RMB15 billion during 2019(recognized as other equity instrument), a decrease of post-tax impact of RMB55 million arising from fair value changes of other equity investments held by the Company and its subsidiaries, an increase of post-tax impact of RMB369 million arising from changes in other comprehensive income of the Company’s investees accounted for under equity method, an increase of post-tax impact of RMB133 million arising from fair value changes of cash flow hedge instruments, an increase of RMB286 million from translation difference of the financial statements of foreign operations. Non-controlling interests decreased by RMB111 million in 2019.

2.7.4	Major financial position ratios

	2019	2018
Current ratio	0.43	0.45
Quick ratio	0.37	0.38
Ratio of liability to shareholders’ equity	2.74	3.22
Multiples of interest earned	1.22	1.13

Formula of the financial ratios:

Current ratio	=	balance of current assets as of the year end
balance of current liabilities as of the year end

Quick ratio	=	(balance of current assets as of the year end – net inventories as of the year end)
balance of current liabilities as of the year end

Ratio of liabilities to shareholders’ equity	=	balance of liabilities as of the year end
balance of shareholders’ equity (excluding non-controlling interests) as of the year end

Multiples of interest earned	=	(profit before tax + interest expense)
interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained relatively unchanged as of 31 December 2019 compared to that of 31 December 2018. The ratio of liabilities to shareholders’ equity as of 31 December 2019 decreased compared to that of 31 December 2018 mainly due to the increase in equity at the year end from issue of other equity instrument of face value of RMB15 billion. The multiples of interest earned increased mainly due to increased pre-tax profit for the year ended 31 December 2019.

B.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the year ended December 31,
	2019 RMB billion	2018 RMB billion	Change %
Net cash provided by operating activities	37.324	28.728	29.92
Net cash used in investing activities	-29.034	-20.376	42.49
Net cash provided by/(used in) financing activities	-11.328	-2.243	405.02
Currency exchange impact	0.063	0.026	139.85
Net increase in cash and cash equivalents	-2.975	6.135	-148.48
Cash and cash equivalents as at the beginning of the year	15.418	9.282	66.11
Cash and cash equivalents as at the end of the year	12.443	15.418	-19.30

For the year ended 31 December 2019, net cash provided by operating activities of the Company and its subsidiaries was RMB37.324 billion, representing an increase of 29.92% from last year, mainly attributable to reduced fuel costs, increased electricity tariff and inclusion of operations in Pakistan in the consolidated statements. The net cash provided by operating activities in Singapore was RMB790 million. The net cash provided by operating activities in Pakistan was RMB1,736 million. The net cash used in investing activities was RMB29.034 billion, representing an increase of 42.49% from last year, mainly due to increased expenditure in renewable energy infrastructure in 2019. The net cash used by financing activities was RMB11.328 billion, representing an increase of RMB9.085 billion from the net cash outflow of RMB2.243 billion in last year. This was mainly due to the increase of repayments of loans and bonds issued by the Company and its subsidiaries in 2019 compared to the same period last year. As of 31 December 2019, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar and U.S. dollar were RMB11.053 billion, RMB1,243 million and RMB99 million, respectively.

As of 31 December 2019, net current liabilities of the Company and its subsidiaries were approximately RMB80.839 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term loans at relatively lower interest rates, thus reducing its interest expenses.

2.	Capital expenditure and cash resources

2.1	Capital expenditure on infrastructure construction and renovation projects

The actual capital expenditure of the Company in 2019 was RMB33.702 billion, which was mainly used for capital construction and renovation expenditures, including RMB3.091 billion for Yancheng Dafeng Renewable Energy, RMB2.521 billion for Shengdong Rudong Offshore Wind Power, RMB2.433 billion for Shandong Power Generation, RMB2.215 billion for Puyang Clean Energy, RMB2.174 billion for Shanxi Comprehensive Energy, RMB1.364 billion for Jiangxi Clean Energy, RMB1.476 billion for Guanyun Clean Energy, RMB1.227 billion for Sheyang New Energy, RMB1.093 billion for Pinghu Offshore Wind Power, RMB1.049 billion for Ruijin Power, RMB955 million for Heilongjiang Power, RMB775 million for Dalian Thermal Power, RMB752 million for Jiangyin Turbine Thermal Power, RMB721 million for Mengcheng Wind Power, RMB564 million for Dongguan Turbine Thermal Power, RMB563 million for Jilin Power, RMB476 million for Abaga Banner Clean Energy, RMB455 million for Dezhou Power Plant, RMB412 million for Anyang Energy, RMB405 million for Shangan Power Plant, RMB393 million for Lianping Wind Power, RMB330 million for Guigang Clean Energy, RMB325 million for Diandong Yuwang, RMB312 million for Qingdao Thermal Power, RMB301 million for Guanling New energy, RMB284 million for Zhumadian Wind Power, RMB279 million for Luoyuan Power

Generation, RMB259 million for Jiuquan Wind Power, RMB256 million for Taiqian Wind Power, RMB230 million for Chaohu Power, RMB186 million for Hainan Power, RMB198 million for Qinbei Power, RMB190 million for Fujian Harbour, RMB181 million for Xiayi Wind Power, RMB175 million for Yangliuqing, RMB168 million for Mianchi Clean Energy, RMB166 million for Shidongkou I, RMB162 million for Ruzhou Clean Energy, RMB159 million for Heze Dongming New Energy, RMB158 million for Changxing Power plant, RMB148 million for Yueyang Power, RMB139 million for Diandong Energy, RMB136 million for Taicang I, RMB135 million for Yuhuan Power Plant, RMB130 million for Dalian Power Plant, RMB127 million for Wuhan Power, RMB123 million for Yingkou Thermal Power, RMB122 million for Beijing Thermal Power, RMB120 million for Dandong Power Plant, RMB116 million for Shantou Offshore Wind Power, RMB113 million for Yingkou Power Plant, RMB109 million for Huaiyin II, RMB106 million for Jinling Power, RMB106 million for Shidongkou II, RMB106 million for Anyuan Power, and RMB101 million for Nantong Power Plant. Capital expenditure for operations in Singapore was RMB179 million, and capital expenditure for other businesses was RMB2.153 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, and debt and equity financing. In the next few years, while consolidating its leading position as a clean energy producer and efficient producer of conventional energies, the Company will further accelerate development and construction of renewable energy infrastructure and promote structural adjustment, and therefore expects to have significant capital expenditures. The Company expects to finance the above capital expenditures through internal capital, cash flows provided by operating activities, and debt and equity financing.

The cash requirements, usage plans and cash resources of the Company are as following:

(Unit: RMB100 million)

Capital Expenditure Project	Capital Expenditure Plan for 2020	Cash resources arrangements	Financing costs and note on use
Thermal power projects	67.4	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Hydropower projects	0.00	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Wind power projects	315.77	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Coal mining projects	10.28	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Photovoltaic power projects	21.05	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Ports	0.30	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Tuas Power Project	4.46	Including internal cash resources and bank loans	Market interest of Singapore
Technology renovation	55.71	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow provided by operating activities, and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 31 December 2019, the undrawn banking facilities available to the Company and its subsidiaries amount to approximately RMB295.7 billion, which are granted by Bank of China, China Construction Bank and Industrial and Commercial Bank of China.

The Company completed issuances of unsecured super short-term bonds in 11 installments on March 15, May 10, May 24, June 11, June 14, August 16, September 6, September 20, November 1, November 8 and December 20 of 2019, at principal amount of RMB2 billion, 5 billion, 2 billion, 2 billion, 2 billion, 2 billion, 4 billion, 2 billion, 5 billion, 2 billion and 2 billion, with nominal annual interest rates of 2.4%, 2.3%, 2.3%, 2.4%, 2.4%, 2.2%, 2.2%, 2.15%, 2.09%, 2.0% and 1.8%, respectively. Each installment of the notes was denominated in RMB, issued at par value, and would successively mature in 90 days, 180 days, 90 days, 90 days, 90 days, 90 days, 60 days, 90 days, 180 days, 90 days, and 60 days from the value date.

The Company issued four tranches of unsecured medium-term notes of RMB2 billion, RMB2 billion, RMB2 billion and RMB4 billion on July 19, October 18, October 25 and November 5, 2019 with coupon rate of 3.55% (MTN01 Tranche I), 3.85% (MTN01 Tranche II), 4.08%, 4.05%, 4.15% (MTN04 Tranche I) and 4.53% (MTN04 Tranche II), respectively. The bonds were denominated in RMB and issued at face value with maturity of three years (MTN01 Tranche I), five years (MTN01 Tranche II), three + N years, three + N years, three + N years (MTN04 Tranche I), and five + N years (MTN04 Tranche II) from the date of issue, respectively.

The Company issued two tranches of unsecured corporate bonds of RMB2.3 billion and RMB1.0 billion on April 23 and July 9, 2019 with coupon rate of 4.7% and 3.55%. The instrument was denominated in RMB and issued at par value with maturity of ten years and three years from the value date, respectively.

As of 31 December 2019, short-term loans of the Company and its subsidiaries were RMB67.119 billion (2018: RMB61.039 billion). Loans from banks were charged at interest rates ranging from 0.00% to 14.58% per annum (2018: 3.30% to 11.51%).

As of 31 December 2019, short-term bonds payable by the Company and its subsidiaries were RMB9.026 billion (2018: RMB11.541 billion).

As of 31 December 2019, the Company and its subsidiaries’ long- term loans (including long-term loans due within one year) totaled RMB134.023 billion (2018: RMB150.169 billion), including RMB loans of RMB110.947 billion (2018: 126.844 billion), USD loans of USD1.431 billion (2018: USD1.548 billion), EUR loans of EUR15 million (2018: EUR22 million), SGD loans of SGD2.479 billion (2018: SGD2.472 billion), YEN loans of 2.372 billion yen (2018: 2.482 billion yen). Among them, US dollar loans and Singapore dollar loans are floating rate loans, and other foreign currency loans are fixed rate loans. For the fiscal year ended 31 December 2019, the annual interest rate of long-term bank borrowings is 0.75% to 6.82% (2018: 0.75% to
7.29%).

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company growth, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.3	Other financing requirements

The objective of the Company is to bring steadily growing returns to shareholders in the long run. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval at annual general meeting) for 2019, the Company expects to pay a cash dividend of RMB2,119,242,603.47.

2.4	Maturity profile of loans and bonds

Maturity Profile (RMB100 million)	2020	2021	2022	2023	2024
Principal amount planned for repayment	822.90	366.43	225.83	84.42	170.28
Interest amount planned for repayment	77.00	60.90	45.05	35.57	31.34
Total	899.90	427.33	270.88	119.99	201.62

Note:	The amount of principle to be paid in 2020 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

C.	LONG-TERM DEVELOPMENT STRATEGY AND PLANNING

The Company is committed to implementing new development initiatives for innovation, coordination, greenness, openness and sharing. The Company will focus on quality and efficient development in accordance with the requirements for clean, low-carbon, safe and efficient energy system. Driven by reform and innovation, safeguarded by institutionalized mechanism and oriented towards supply-side structural reform, the Company strive to grown into an internationally leading public power producer with standardized management, advanced technologies, energy saving and environment-friendly, reasonable operating structure, outstanding operations, sound corporate governance and superior market value.

The Company will implement green conversion strategy in line with requirements of energy transformation and reform, focus on development and acquisition to speed up investment in integrated large-scale clean energy base including wind, solar, coal, power, transmission and offshore wind power base, consider and implement development with reduced coal-fired power generation, steadily eliminate backward coal-fired power generation, promote orderly improvement and upgrade of coal-fired sector, and increase technological innovation in clean and efficient use of coal to actively build an integrated heating producer. The Company will adapt to the requirements of market-oriented power reforms by implementing business transformation strategy, actively extend its main business from power generation to integrated industrial chain of power and heat generation, peak adjustment, distribution, energy storage, energy conservation and environmental protection, promote integration of the industrial chain, supply chain and value chain, and strive to transform into an integrated energy service provider. The Company will meet the requirements of the intelligent era by implementing digital operation strategies, make steady efforts for construction of smart power plants, industrial Internet, and online operation system, and improve overall market competitiveness. To meet the requirements of development oriented by innovation, the Company will implement talent strategy to lay down solid foundation for its transformation and upgrading towards high-quality development.

D.	TREND ANALYSIS

In 2020 the Chinese government will further its efforts to maintain stability of employment, financial market, foreign trade, foreign and domestic investments, and expectations; continue to improve macro-control measures to be more foresighted, pertinent and effective; focus on continued economic reform to ensure consistent economic growth; and make continued efforts of supply- side reform for quantitative growth as well as steady quality improvement qualitatively with view to promoting high-quality development.

In the electricity market, with comprehensive consideration of international and domestic conditions, industrial and local developments as well as other factors, absent of floods and other extensive, extreme climate changes, it is expected that in 2020, total electricity consumption nationwide will increase by 4% to 5%, newly installed power generation capacity for infrastructure construction will be approximately 120 million kilowatts, and utilization hours of thermal generating units will be 4280 hours, which is generally consistent with those in 2019.

In the coal market, coal supply is expected to steadily increase with approval by competent Chinese authorities of operation of new and existing major coal producers with expected capacity of 100 million tons of coal in 2020. The improved environmental protection and safe production of coal mines and lessened impact of inspections on the normal production of coal mines will also contribute to sufficient coal supply. In 2020, the coal market will generally see its balanced supply and demand move towards a relatively over supply situation, and the thermal coal prices are expected to move further down.

In capital market, the Chinese government will continue to implement proactive fiscal policies and prudent monetary policies in 2020. The prudent monetary policy is expected to be implemented flexibly and appropriately, maintain reasonable and adequate liquidity, and increase monetary credit and social financing in line with economic development while reduce social financing costs. Accordingly, 2020 is expected to see reasonably sufficient capital supply throughout the year with reduced funding costs.

E.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company of the same name and a new company Shenzhen Energy Management Company (“SE Management”), and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged SE Management through the combination of directional seasoned offering and cash payment to shareholders of SE management, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2019, Shenzhen Energy distributed RMB0.5 of cash dividend out of every 10 shares to its shareholders, and the Company held 992 million shares of Shenzhen Energy by 31 December 2019. These investments brought a net profit attributable to the equity and perpetual corporate bonds holders of the Company of RMB400 million for the year ended 31 December 2019 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a net profit attributable to the equity and perpetual corporate bonds holders of the Company of RMB144 million for the year ended 31 December 2019 under IFRS. This investment is expected to provide steady returns to the Company.

F.	EMPLOYEE BENEFITS

As of 31 December 2019, the Company and its subsidiaries had 58,263 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and linked such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and the skills. These programs enhanced the comprehensive skills of the employees.

G.	GUARANTEE FOR LOANS AND RESTRICTED ASSETS

As of 31 December 2019, the Company provided external guarantees of approximately RMB15.012 billion, of which RMB12.418 billion borrowed by Tuas Power Ltd; RMB1.696 billion borrowed by Huaneng Daqing Thermal Power Limited Company, Daqing Lvyuan Wind Power Generation Limited Company and Huaneng Tongjiang Wind Power Generation Limited Company is guaranteed by Huaneng Heilongjiang Power Generation Limited Company; RMB0.201 billion borrowed by Huaneng Yichun Thermal Power Limited Company is guaranteed by Huaneng Daqing Thermal Power Limited Company; RMB0.697 billion borrowed by Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. is guaranteed by Huaneng Shandong Power Generation Limited Company.

As of 31 December 2019, the details of secured loans of the Company and its subsidiaries were as follows:

(1)
As of 31 December 2019, short-term loans of RMB659 million (2018: RMB461 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

(2)
As of 31 December 2019, long-term loans of RMB3.586 billion (2018: RMB0.986 billion) of the Company and its subsidiaries were secured by certain property, plant and equipment with net book value of approximately RMB4.913 billion (2018: RMB1.756 billion).

(3)	As of 31 December 2019, long-term loans of approximately RMB7.287 billion (2018: RMB8.938 billion) were secured by future electricity revenue of the Company and its subsidiaries.

As of 31 December 2019, the restricted bank deposits of the Company and its subsidiaries were RMB863 million (2018: RMB430 million).

H.	ACCOUNTING STANDARDS HAVING MATERIAL IMPACT ON THE COMPANY’S FINANCIAL STATEMENTS

For the accounting standards that have a material impact on the Company’s financial statements, please refer to the Note 2 to the financial statements prepared in accordance with IFRS.

I.	RISK FACTORS

1.	Risks relating to electricity market

The first risk comes from slowdown of electricity growth nationwide. Considering economic conditions at home and abroad as well as implications of new coronavirus outbreak, 2020 is expected to see 4-5% growth of power consumption and 100 million kilowatts new installed capacity nationwide. It is estimated based on the utilization hours in 2019 that the potential of power consumption growth will be fully offset by the power generation capacities of newly installed generating units, making insignificant improvement of the existing oversupply condition in China’s power market. The second risk would be the impact of coal production restrictions required by certain local governments. In 2020, the total coal consumption in Hebei, Zhejiang, Shanghai, Jiangsu, Shandong and other regions will be continually under constraint, which will have impact on local thermal power generators as before. The third risk would be the gradual decrease of electricity price due to intensified market competition. Market competition will become more intense in 2020 with liberalization of operational electricity market, implementation of the policy to reform on-grid tariffs of coal- fired generating units, and the accelerated formation of the spot market by the Chinese government. The Company may be exposed to the risk from a downward trend of electricity settlement price with ever increased proportion of market traded electricity in its total power generation.

2.	Risks relating to fuel procurement market

First, the outbreak of the new coronavirus during the Spring Festival caused postponement of coal production, making a significant impact on coal production and transportation. Secondly, as coal production in the three major coal-producing regions of Inner Mongolia, Shanxi, and Shaanxi were further concentrated, the policies, extreme climate change, coal mine accidents and other emergencies occurred in those regions will have more impact on coal supply nationwide. Thirdly, the continued intensive inspection for environmental protection and safety is expected to have certain effect upon coal production in major production regions. Fourthly, the operation of certain new coal chemical projects during 2020 are expected to increase coal conversion in coal production and sourcing regions as well as to need large coal consumption, which will have significant impact on the supply of coal for thermal power generators.

3.	Risks relating to environmental protection policies

To mitigate air pollution from emissions, the power plants of the Company have completed ultra-low-emissions renovations which are on par with or exceed applicable national standards, but are still exposed to the risk of sporadic non-compliance with emission requirements due to breakdown of environmental protection facilities. To contain discharge of waste water and by coal mines and ash yards, the Company has arranged renovations by investment for wastewater treatment, coal yard closure and ash yard treatment in power plants in strategically important regions, while the weakness of existing facilities in some of these plants could subject those plants to environmental risks before completion of the renovation efforts.

4.	Interest rate risks

In terms of RMB debt, the Chinese government is expected in 2020 to continue implementing prudent monetary policy with flexibility and appropriateness, maintain reasonable and sufficient liquidity, promote credit growth and social financing in line with economic development, and reduce social financing costs. The interest rates of money market is expected to continue its downward trend in 2020, as a result of which the Company’s comprehensive interest rate on RMB debt would decrease. In terms of foreign currency debt, The cuts of U.S. dollar twice in March 2020 are expected to lower the interest rate of the Company’s foreign currency debts which are mainly floating interest rate debts. The fluctuation of interest rates of foreign currency debts, which account for an insignificant proportion of our total debts, will have limited impact on the Company.

STRUCTURE OF SHARE CAPITAL

As at 31 December 2019, the entire issued share capital of the Company amounted to 15,698,093,359 shares, of which 10,997,709,919 shares were domestic shares, representing 70.06% of the total issued share capital, and 4,700,383,440 shares were foreign shares, representing 29.94% of the total issued share capital of the Company. In respect of foreign shares, Huaneng Group held 472,000,000 shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, representing 3.01% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 32.28% of the total issued share capital of the Company, while Huaneng Group held 1,555,124,549 shares, representing 9.91% of the total issued share capital of the Company, and held 74,139,853 shares through its controlling subsidiary, China Huaneng Finance Corporation Limited, representing 0.47% of the total issued share capital of the Company. Other domestic shareholders held a total of 4,301,783,399 shares, representing 27.40% of the total issued share capital.

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB57.743 billion paid.

The Company’s articles clearly defines the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on condition that the Company’s cash flow can satisfy the Company’s normal operation and sustainable development, the Company shall adopt a cash dividend appropriation policy on the principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year’s consolidated financial statement.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy and persistently enhance its profitability, striving for realization of increasing returns to shareholders.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits as stated in the financial statements prepared under the PRC GAAP and the International Financial Reporting Standards.

With respect to the dividend distribution plan for 2019, the Company proposed to declare a cash dividend of RMB0.135 (inclusive of tax) for each share to all shareholders. All dividends payable to shareholders will be subject to shareholders’ approval at the annual general meeting of the Company. Subject to the passing of the distribution plan at the annual general meeting, the Company expects to complete the final dividend payment on or before 31 August 2020.

As the Company has yet to confirm the date of the 2019 annual general meeting, the record date(s) for determining the eligibility to attend and vote at the 2019 annual general meeting and the entitlement to the final dividend and the period(s) for closure of register, the Company will upon confirmation thereof announce such details in the notice of the 2019 annual general meeting. Such notice is expected to be issued to shareholders in late April or early May 2020.

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non- resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On that basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

In addition, in order to allow all shareholders to better share the development results of the Company, after considering the Company’s strategic planning and development targets, industry development trends and other factors, the Company decided to further increase the proportion of cash dividends to investors in the next three years from 2018, and accordingly formulated the Shareholders Return Plan for the Next Three Years (2018 to 2020) of Huaneng Power International, Inc. according to relevant regulations. Detailed terms and the proportion of the Company’s cash dividends in the next three years from 2018 are: when the profit and accumulated undistributed profits in the current year are positive, and on condition that the Company’s cash flow is able to meet the need for its ordinary operation and sustainable development, the Company shall distribute dividends in cash and the annual cash dividend payout shall, in principle, be no less than 70% of the realised distributable profits stated in the consolidated financial statement that year and such dividend shall be no less than RMB0.1 per share.

PRE-EMPTIVE RIGHTS

According to the articles of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

LARGEST SUPPLIERS AND CUSTOMERS

The five largest suppliers of the Company and its subsidiaries for 2019 were China Huaneng Group Fuel Co., Ltd., Shanghai Electric Wind Power Equipment Co., Ltd., Shanxi Yangquan Coal Industry (Group) Company Limited, China National Coal Group Corporation and Xinjiang Goldwind Science & Technology Co., Ltd. respectively. The total purchase from them amounted to approximately RMB51.212 billion, representing approximately 34.35% of the total coal purchase of the year.

As a domestic power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customer. The five largest customers of the Company and its subsidiaries for 2019 were State Grid Shandong Electric Power Company, State Grid Jiangsu Electric Power Company, State Grid Zhejiang Electric Power Company, China Southern Power Grid Guangdong Power Grid Co., Ltd. and State Grid Jiangxi Electric Power Company. The combined amount of sales of power was approximately RMB77.716 billion, representing approximately 48.29% of the total sales of power for the year.

None of the directors, supervisors and their respective close associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) had any interest in the five largest suppliers and customers of the Company mentioned above in 2019.

BUSINESS COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and the Company have already entrusted mutually to manage certain of their power plants, and Huaneng Group was also entrusted to manage certain coal assets of the Company.

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it should treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it would inject those assets into the Company. The Company had a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it would take approximately five years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (4) Huaneng Group would continue to perform each of its undertakings to support the development of its listed subsidiaries.

On 28 June 2014, with a view to further clarify the scope of the relevant agreement and in line with the requirements under the “Regulatory Guidelines for Listed Companies No. 4 – Undertakings and performance by Listed Companies and Listed Companies’ de facto Controllers, Shareholders, Related Parties and Acquirers”, and taking into account the actual situation, Huaneng Group further enhanced the aforesaid non-compete undertaking as follows: 1. the Company would be the sole platform for integrating the conventional energy business of Huaneng Group; 2. with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would, by the end of 2016, inject into the Company such assets of which the profitability should have been improved and meet with the requirements for injecting into a listed company (such as those assets with clean titles, the injection of which should not reduce the earnings per share of Huaneng Power, of no material non-compliance issues, with positive effect on preservation of and value appreciation of state owned assets, and wavier of pre-emptive rights being obtained from other shareholders of the assets), in addition, the Company should have the right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects as engaged in the conventional energy business of Huaneng Group located in Shandong Province; 3. with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it would, by the end of 2016, inject into the Company such assets of which the profitability should have been improved and meet with the requirements for injecting into a listed company (such as those assets with clear titles, the injection of which should not reduce the earnings per share of Huaneng Power, of no material non-compliance issues, with positive effect on preservation of and value appreciation of state owned assets, and wavier of pre-emptive rights being obtained from other shareholders of the assets), so as to support a sustainable and stable development of the Company; 4. Huaneng Group would continue to perform each of its aforesaid undertakings in order to support the development of its subordinated listed companies. The period of the undertaking was from 28 June 2014 to 31 December 2016.

Huaneng Group has diligently examined and analyses its performance on the 2014 undertakings, of which items (1) and (4) are long term undertaking and are being currently performed.

As of 31 December 2016, all coal fired generation assets of Huaneng Group located in Shandong region under the scope of undertakings had been injected into the Company, thus performance of the undertaking item (2) was completed within the term of the undertaking period.

As of 31 December 2016, all other non-listed coal fired power generation assets of Huaneng Group located in provincial administrative regions other than Shandong which met the conditions had been injected into the Company, thus performance of the undertaking item (3) was completed.

Currently, the Company has 12 directors and only 3 of them have positions in Huaneng Group and/or HIPDC. According to the articles of association of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC, and the operation of the Company is conducted for its own benefit.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell, purchase or redeem any shares or other securities of the Company in 2019.

DIRECTORS OF THE COMPANY

The directors of the Company during the year were as follows:

Name of Director	Position	Date of appointment

Shu Yinbiao	Chairman	Appointed on 30 January 2019
Huang Jian	Director	Appointed on 27 August 2008
Wang Yongxiang	Director	Appointed on 13 June 2017
Mi Dabin	Director	Appointed on 18 September 2014
Guo Hongbo	Director	Appointed on 21 February 2012
Cheng Heng	Director	Appointed on 13 June 2017
Lin Chong	Director	Appointed on 13 June 2017
Yue Heng	Independent Director	Appointed on 18 September 2014
Xu Mengzhou	Independent Director	Appointed on 23 June 2016
Liu Jizhen	Independent Director	Appointed on 13 June 2017
Xu Haifeng	Independent Director	Appointed on 13 June 2017
Zhang Xianzhi	Independent Director	Appointed on 13 June 2017

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is no less exacting than those set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiries have been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2019.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2019, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2019, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2019, the Directors and Supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No Director and Supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company have entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

INDEPENDENT DIRECTORS’ CONFIRMATION OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi has signed a confirmation letter by independent non-executive directors for 2019 on 30 March 2020 and the Company considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

SHAREHOLDINGS OF MAJOR SHAREHOLDERS

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2019:

Name of shareholder	Number of Shares held at year end	Percentage of Shareholding
		(%)
Huaneng International Power Development Corporation	5,066,662,118	32.28
HKSCC Nominees Limited	4,103,316,365	26.14
China Huaneng Group Co., Ltd.	1,555,124,549	9.91
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.36
China Securities Finance Corporation Limited	492,186,504	3.14
China Hua Neng Group Hong Kong Limited	472,000,000	3.01
*Jiangsu Guoxin Investment Group Limited	416,500,000	2.65
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	1.81
Fujian Investment & Development Group Co., Ltd.	251,814,185	1.60
Dalian Construction Investment Group Co., Ltd.	225,910,000	1.44

*
In 2019, Jiangsu Provincial Investment & Management Limited Liability Company allocated at nil consideration the shareholding interest held by it in the Company to Jiangsu Guoxin Investment Group Limited.

REMUNERATION POLICY

The Company unceasingly improves its remuneration and distribution system and, in accordance with the overall development strategy of the Company, has formulated a set of remuneration management rules. Employees’ salaries are determined by reference to the job positions they hold and calculated based on their job performance. Giving consideration to both efficiency and fairness, the Company creates a methodic and effective incentive mechanism by linking the employees’ remuneration with their personal performance and the business performance of the Company as well. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 30% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the operating results of the Company, the performance of the Directors, Supervisors and senior management. It accounts for about 55% of the total remuneration.

(3)	Payments on pension, etc.

Contributions for various pension schemes such as endowment insurance, corporate annuity and housing fund established by the Company for the Directors, Supervisors and senior management accounts for about 15% of the total remuneration.

According to the resolution at the general meeting, the Company paid each independent director a subsidy amounting to RMB300,000 (inclusive of tax) in 2019. The Company also reimburses the independent director for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent director any other benefit.

STAFF HOUSING

According to the relevant regulations of the state and local governments, the Company established a housing fund for the employees of the subsidiaries of the Company.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined medical insurance schemes for their staff, and have implemented effectively in accordance with the plan.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented specified retirement contribution schemes in accordance with relevant requirements of the state and local governments.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses for the period and capital construction expenditure during the year they are made and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and two extraordinary general meetings.

1.	The Company’s 2018 Annual General Meeting was held on 12 June 2019. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 13 June 2019.

2.
The Company’s 2019 First Extraordinary General Meeting was held on 30 January 2019. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 31 January 2019.

3.
The Company’s 2019 Second Extraordinary General Meeting was held on 17 December 2019. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 18 December 2019.

DISCLOSURE OF MAJOR EVENTS

1.
The Company held the 17th meeting of the ninth session of the Board of Directors on 30 January 2019 to review and unanimously pass the “Proposal on Election of the Chairman of the Board of Directors” and approve the election of Mr. Shu Yinbiao as the Chairman of the ninth session of the Board of Directors of the Company. Due to age reasons, Mr. Cao Peixi resigned as Chairman and Director of the Company on 30 January 2019.

2.
The Company held the 25th meeting of the ninth session of the Board of Directors on 20 January 2020 to review and unanimously pass the “Proposal on Election of the Director of the Company” and approve Mr. Zhao Keyu as a candidate for the Director of the ninth session of the Board of Directors of the Company for consideration at the general meeting.

3.
The Company held the 26th meeting of the ninth session of the Board of Directors on 5 March 2020 to review and unanimously pass the “Proposal on the Election of the Chairman of the Board of Directors and Chairman of the Strategy Committee of the Company and the Appointment of the Honorary Chairman” and approve the election of Mr. Zhao Keyu as the Chairman of the ninth session of the Board of Directors and the chairman of the Strategy Committee of the Company. Mr. Shu Yinbiao resigned as the Chairman and Director of the Company due to work requirements. In view of the significant contributions by Mr. Shu Yinbiao to the Company during his term as the Chairman of the Company, after discussion between the Directors attending the meeting, Mr. Shu Yinbiao was appointed as the honorary chairman of the Company from the date his resignation took effect.

4.
The Company has reviewed and approved the proposal of appointment of President at the 26th meeting of the ninth session of the Board held on 5 March 2020, and appointed Mr. Zhao Ping as President of the Company. On the same day, Mr. Zhao Keyu resigned as President of the Company due to work needs.

5.
The Company has reviewed and approved the proposal of appointment of vice President at the 25th meeting of the ninth session of the Board held on 20 January 2020, and appointed Mr. Huang Chaoquan as vice President of the Company.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Corporate Governance Code as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2019, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATION

During the reporting period, the payment for donation made in name of the Company within China for poverty alleviation amounted to RMB23.727 million.

LEGAL PROCEEDINGS

As at 31 December 2019, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

As the Company has yet to confirm the date of the 2019 annual general meeting, the record date(s) for determining the eligibility to attend and vote at the 2019 annual general meeting and the entitlement to the final dividend and the period(s) for closure of register, the Company will upon confirmation thereof announce such details in the notice of the 2019 annual general meeting. Such notice is expected to be issued to shareholders in late April or early May 2020.

AUDITORS

As approved at the 2019 first extraordinary general meeting, Ernst & Young Hua Ming LLP was appointed as the Company’s domestic and U.S. 20F Annual Report auditor for 2019, and Ernst & Young was appointed as the Hong Kong auditor of the Company for 2019.

PUBLICATION OF RESULTS ON THE WEBSITES OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement of 2019 annual results of the Company is published on the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website (http://www.hpi.com.cn and http://www.hpi-ir.com.hk). The 2019 annual report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the above websites in due course.

REQUIREMENTS UNDER THE ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORTING GUIDELINES

In 2019, in accordance with the requirements under the Environmental, Social and Governance Reporting Guide of the Hong Kong Stock Exchange, the Company has completed the preparation and disclosure of the Environmental, Social and Governance Report for 2018 in due time and accordingly further improved its corporate image in capital market. The Environmental, Social and Governance Report of the Company for 2019 will be published on the websites of the Company and the Hong Kong Stock Exchange, respectively in April 2020.

DOCUMENTS FOR INSPECTION

The Company’s report on interim results and the annual report (A share version and H share version) was published in August 2019 and will be published in April 2020, respectively. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the U.S. before 30 April 2020. As the Company’s A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing	Huaneng Power International, Inc. Huaneng Building 6 Fuxingmennei Street Xicheng District Beijing The People’s Republic of China Tel: (8610) 6322 6999 Fax: (8610) 6322 6888

Hong Kong	Wonderful Sky Financial Group Limited 9th Floor, The Centre 99 Queen’s Road Central Hong Kong Tel: (852) 2851 1038 Fax: (852) 2815 1352

By Order of the Board Huaneng Power International, Inc. Zhao Keyu Chairman

As at the date of this announcement, the directors of the Company are:

Zhao Keyu
(Executive Director)
Huang Jian
(Non-executive Director)
Wang Yongxiang
(Non-executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Cheng Heng
(Non-executive Director)
Lin Chong
(Non-executive Director)

Yue Heng
(Independent Non-executive Director)
Xu Mengzhou
(Independent Non-executive Director)
Liu Jizhen
(Independent Non-executive Director)
Xu Haifeng
(Independent Non-executive Director)
Zhang Xianzhi
(Independent Non-executive Director)

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
1	Prepared in accordance with International Financial Reporting Standards Consolidated Statement of Comprehensive Income
For the year ended 31 December 2019
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2019	2018

Operating revenue	3	174,009,401	169,550,624
Tax and levies on operations		(1,832,975)	(1,788,998)

Operating expenses
Fuel		(97,686,799)	(105,736,173)
Maintenance		(4,606,171)	(4,393,335)
Depreciation		(21,864,903)	(20,466,423)
Labour		(13,514,752)	(11,845,280)
Service fees on transmission and transformer facilities of HIPDC		(95,067)	(96,721)
Purchase of electricity		(5,151,578)	(4,678,431)
Others		(16,879,425)	(10,430,998)

Total operating expenses		(159,798,695)	(157,647,361)

Profit from operations		12,377,731	10,114,265

Interest income		264,554	234,604

Financial expenses, net
Interest expense		(10,762,718)	(10,486,412)
Exchange loss and bank charges, net		(210,422)	(160,899)

Total financial expenses, net		(10,973,140)	(10,647,311)

Share of profits less losses of associates and joint ventures		1,185,622	1,823,415
Gain on fair value changes of financial assets/liabilities	12	36,667	726,843
Other investment income/(loss)	12	228,026	(278,669)

Profit before income tax expense	12	3,119,460	1,973,147

Income tax expense	4	(2,011,255)	(643,173)

Net profit		1,108,205	1,329,974

		For the year ended 31 December
	Note	2019	2018

Other comprehensive income/(loss), net of tax
Items that will not be reclassified to profit or loss in subsequent periods:
Fair value changes of other equity instrument investments		(61,652)	1,381
Share of other comprehensive income/(loss) of joint ventures and associates		367,528	(18,858)
Income tax effect		15,413	(345)

Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income/(loss) of joint ventures and associates		1,168	(241,587)
Cash flow hedges, net of tax:
Effective portion of changes in fair value of hedging instruments arising during the year		264,691	(167,647)
Reclassification adjustments for gains included in the consolidated statement of profit or loss		(119,793)	(436,846)
Exchange differences on translation of foreign operation		128,494	343,702
Income tax effect		(24,962)	101,311

Other comprehensive income/(loss), net of tax		570,887	(418,889)

Total comprehensive income		1,679,092	911,085

		For the year ended 31 December
	Note	2019	2018

Net profit attributable to:
– Equity holders of the Company		766,345	734,435
– Non-controlling interests		341,860	595,539

		1,108,205	1,329,974

Total comprehensive income attributable to:
– Equity holders of the Company		1,498,013	340,101
– Non-controlling interests		181,079	570,984

		1,679,092	911,085

Earnings per share attributable to the shareholders of the Company (expressed in RMB per share)
– Basic and diluted	13	0.01	0.03

Consolidated Statement of Financial Position
As at 31 December 2019
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2019	2018

ASSETS

Non-current assets
Property, plant and equipment		285,622,907	282,061,272
Right-of-use assets		17,168,072	–
Investments in associates and joint ventures		20,783,259	19,553,964
Investment properties		671,710	232,554
Other equity instrument investments		779,218	2,083,419
Land use rights		–	11,450,034
Power generation licenses		4,149,468	4,014,972
Mining rights		1,577,505	1,511,186
Deferred tax assets		2,160,187	2,282,585
Derivative financial assets		16,376	5,970
Goodwill		15,934,955	15,572,227
Other non-current assets	5	18,605,005	19,336,059

Total non-current assets		367,468,662	358,104,242

Current assets
Inventories		8,883,183	9,543,691
Other receivables and assets		6,217,763	6,455,911
Accounts receivable	6	32,268,939	29,278,938
Contract assets		30,466	11,058
Derivative financial assets		74,911	28,735
Bank balances and cash		13,306,139	15,832,788
		60,781,401	61,151,121
Assets held for sale		–	647,948

Total current assets		60,781,401	61,799,069

Total assets		428,250,063	419,903,311

		As at 31 December
	Note	2019	2018

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		15,698,093	15,698,093
Other equity instruments	10	25,127,821	10,077,396
Capital surplus		26,215,137	26,194,931
Surplus reserves		8,140,030	8,140,030
Currency translation differences		(54,812)	(340,337)
Retained earnings		33,677,466	34,665,305
		108,803,735	94,435,418

Non-controlling interests		21,575,311	21,686,252

Total equity		130,379,046	116,121,670

Non-current liabilities
Long-term loans		115,364,598	129,548,161
Long-term bonds	8	28,487,115	25,984,663
Lease liabilities		4,279,925	–
Deferred tax liabilities		3,137,791	3,866,159
Derivative financial liabilities		200,408	231,308
Other non-current liabilities		4,780,770	5,945,136

Total non-current liabilities		156,250,607	165,575,427

Current liabilities
Accounts payable and other liabilities	9	37,270,081	35,138,680
Contract liabilities		2,706,529	1,976,647
Taxes payable		2,101,617	1,474,437
Dividends payable		1,191,036	1,267,833
Derivative financial liabilities		250,300	313,984
Short-term bonds		9,025,535	11,541,454
Short-term loans		67,119,368	61,038,772
Current portion of long-term loans		18,658,114	20,620,849
Current portion of long-term bonds		2,799,808	3,993,479
Current portion of lease liabilities		432,745	–
Current portion of other non-current liabilities		65,277	475,646
		141,620,410	137,841,781
Liabilities held for sale		–	364,433

Total current liabilities		141,620,410	138,206,214

Total liabilities		297,871,017	303,781,641

Total equity and liabilities		428,250,063	419,903,311

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, except for the financial assets at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities.

Non-current assets and disposal group held for sale are stated at the lower of carrying amount and fair value less costs to sell.

As at 31 December 2019, the Group had net current liabilities of approximately RMB80.84 billion, and a portion of the Group’s funding requirements for capital expenditures were satisfied by short-term financing. Taking into consideration the undrawn available banking facilities of approximately RMB295.7 billion as at 31 December 2019, the Group is expected to refinance certain of its short-term loans and bonds and also to consider alternative sources of financing, where applicable and when needed.

Therefore, the directors of the Company are of the opinion that the Group will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

2          Principal accounting policies

Changes in accounting policies

The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements.

(i)          Amendments to IFRS 9 Prepayment Features with Negative Compensation

(ii)          IFRS 16 Leases

(iii)          Amendments to IAS 19 Plan Amendment, Curtailment or Settlement

(iv)          Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures

(v)          IFRIC 23 Uncertainty over Income Tax Treatments

(vi)          Annual Improvements to IFRSs 2015-2017 Cycle – Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

Except for the amendments to IFRS 9 and IAS 19, and IFRS 3 and IFRS 11 as part of Annual Improvements to IFRSs 2015-2017 Cycle, which are not relevant to the preparation of the Group’s financial statements, the nature and the impact of the new and revised IFRSs are described below:

(i)          IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases – Incentives and SIC Int 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model to recognise and measure right-of-use assets and lease liabilities, except for certain recognition exemptions. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. IFRS 16 did not have any significant impact on leases where the Group is the lessor.

The Group has adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at 1 January 2019, and the comparative information for 2018 was not restated and continued to be reported under IAS 17.

New definition of a lease

Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after 1 January 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their stand-alone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components (e.g., property management services for leases of properties) as a single lease component at the date of initial application.

As a lessee – Leases previously classified as operating leases Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of building, electric utility plant in service, transportation facilities, land and other equipment. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying assets). Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term. Instead of recognising rental expenses under operating leases on a straight-line basis over the lease term commencing from 1 January 2019, the Group recognises depreciation (and impairment, if any) of the right-of-use assets and interest accrued on the outstanding lease liabilities as finance expenses.

Impact on transition

Lease liabilities at 1 January 2019 were recognised based on the present value of the remaining lease payments discounted using the incremental borrowing rate at 1 January 2019 and included in non-current liabilities or current liabilities.

The right-of-use assets were measured at the amount of the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of- use assets separately in the statement of financial position. This includes the lease assets recognised previously under finance leases of RMB1,617 million and prepayments on land use rights of RMB11,450 million that were reclassified from property, plant and equipment and land use right, respectively.

The Group has used the following elective practical expedients when applying IFRS 16 at 1 January 2019:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

•	Excluded the initial direct costs from the measurement of the right-of- use asset at the date of initial application

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

As a lessee – Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognised assets and liabilities at the date of initial application for leases previously classified as finance leases. Accordingly, the carrying amounts of the right-of-use assets and the lease liabilities at 1 January 2019 were the carrying amounts of the recognised assets of RMB775 million and liabilities of RMB775 million. (i.e., finance lease payables) measured under IAS 17.

Financial impact at 1 January 2019

The effect of adoption of IFRS 16 as at 1 January 2019 is as follows:

Assets	Increase/ (Decrease) RMB’000

Increase in right-of-use assets	13,858,230
Decrease in property, plant and equipment	(1,616,551)
Decrease in land use rights	(11,450,034)
Decrease in other non-current assets	(17,027)

Increase in total assets	774,618

Liabilities

Increase in non-current portion of lease liabilities	2,113,533
Increase in current portion of lease liabilities	103,259
Decrease in other non-current liabilities	(1,442,174)

Increase in total liabilities	774,618

Decrease in retained earnings	–

Decrease in non-controlling interests	–

The lease liabilities as at 1 January 2019 are reconciled to the operating lease commitments as at 31 December 2018 as follows:

RMB’000

Operating lease commitments as at 31 December 2018	1,647,251
Less:
Commitments relating to short-term leases and those leases with a remaining lease term ended on or before 31 December 2019	85,604
Adjustment related to variable rents	755,986
Add:
Commitments relating to leases previously classified as finance leases as at 31 December 2018	1,758,970
Total undiscounted lease liabilities as at 1 January 2019 for adoption of IFRS 16	2,564,631

Weighted average incremental borrowing rate as at 1 January 2019	4.75%

Lease liabilities as at 1 January 2019	2,216,792

(ii)	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures

Amendments to IAS 28 clarify that the scope exclusion of IFRS 9 only includes interests in an associate or joint venture to which the equity method is applied and does not include long-term interests that in substance form part of the net investment in the associate or joint venture, to which the equity method has not been applied. Therefore, an entity applies IFRS 9, rather than IAS 28, including the impairment requirements under IFRS 9, in accounting for such long-term interests. IAS 28 is then applied to the net investment, which includes the long- term interests, only in the context of recognising losses of an associate or joint venture and impairment of the net investment in the associate or joint venture. The Group assessed its business model for its long- term interests in associates and joint ventures upon adoption of the amendments on 1 January 2019 and concluded that the long-term interests in associates and joint ventures continued to be measured at amortised cost in accordance with IFRS 9. Accordingly, the amendments did not have any impact on the financial position or performance of the Group.

(iii)	IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities;
(iii)   how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions arising from transactions during the year. Based on the management’s assessment, the directors are of opinion that the eventual outcome of the uncertain position shall not have a material adverse financial impact.

(iv)	Annual Improvements to IFRSs 2015-2017 Cycle – Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognised those past transactions or events. Since the Group’s current practice is in line with these amendments, they have had no impact on the consolidated financial statements of the Group.

IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete. Since the Group’s current practice is in line with these amendments, they have had no impact on the consolidated financial statements of the Group.

3          Revenue and segment information

(a)          Disaggregation of revenue

In the following table, revenue is disaggregated by major products and/or service lines of revenue recognition. The table also includes a reconciliation of the disaggregated operating revenue to the Group’s reportable segments (Note 3(b)).

	PRC power segment	Overseas segment	All other segments	Inter- segment revenue	Total
		Note i

For the year ended 31 December 2019
– Sales of power and heat	152,806,163	12,129,652	–	–	164,935,815
– Sales of coal and raw materials	1,353,538	527,798	–	–	1,881,336
– Port service	–	–	505,485	(330,272)	175,213
– Transportation service	–	–	166,816	(118,297)	48,519
– Lease income	161,525	1,689,878	–	–	1,851,403
– Others	1,320,409	3,788,133	28,185	(19,612)	5,117,115

Total	155,641,635	18,135,461	700,486	(468,181)	174,009,401

Revenue:
– From contracts with customers within the scope of IFRS 15					172,157,998
– From other sources					1,851,403

	PRC power segment	Overseas segment	All other segments	Inter- segment revenue	Total
		Note i

For the year ended 31 December 2018
– Sales of power and heat	154,816,070	11,490,601	–	–	166,306,671
– Sales of coal and raw materials	649,374	214,402	–	–	863,776
– Port service	–	–	441,637	(296,639)	144,998
– Transportation service	–	–	206,691	(153,334)	53,357
– Others	1,860,823	297,857	45,071	(21,929)	2,181,822

Total	157,326,267	12,002,860	693,399	(471,902)	169,550,624

Revenue:
– From contracts with customers within the scope of IFRS 15
– From other sources					169,467,647
					82,977

Note i:	Overseas segment mainly consists of the operations in Singapore and the operation in Pakistan (consolidated since 31 December 2018).

The revenue from the sale of power and heat and sale of coal and raw materials is recognised at a point in time upon the transfer of products, whereas the revenue from port service, transportation service and maintenance service is recognised over time during the provision of service. The upfront fees of heating pipelines are recognised as revenue over the expected customer beneficial period for the pipeline connection. Lease income is recognised over the lease term.

(b)          Segment information

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Group in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Group are the PRC power segment, overseas segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from other equity instrument investments, investment income from China Huaneng Finance Co., Ltd (“Huaneng Finance”) and operating results of the centrally managed and resource allocation functions of headquarters (“segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude other equity instrument investments, investment in Huaneng Finance and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and total liabilities of the consolidated statement of financial position.

All sales among the operating segments have been eliminated as internal transactions when preparing consolidated financial statements.

(Under PRC GAAP)

	PRC power segment	Overseas segment	All other segments	Total
For the year ended 31 December 2019
Total revenue	155,641,635	17,610,861	700,486	173,952,982
Intersegment revenue	–	–	(468,181)	(468,181)
External revenue	155,641,635	17,610,861	232,305	173,484,801
Segment results	4,808,383	162,465	(204,137)	4,766,711
Interest income	162,973	100,177	1,404	264,554
Interest expense	(9,260,294)	(1,308,380)	(114,490)	(10,683,164)
Impairment loss	(5,320,376)	(6,119)	(485,325)	(5,811,820)
Credit loss	(6,570)	(67,987)	–	(74,557)
Depreciation and amortisation	(19,953,257)	(752,285)	(167,553)	(20,873,095)
Net gain/(loss) on disposal of non-current assets	(132,902)	(4,189)	3	(137,088)
Share of profits less losses of associates and joint ventures	745,980	–	240,330	986,310
Income tax expense	(2,501,763)	89,006	(22,140)	(2,434,897)

(Under PRC GAAP)
	PRC power segment	Overseas segment	All other segments	Total
For the year ended 31 December 2018
Total revenue	157,636,808	12,002,860	693,399	170,333,067
Intersegment revenue	–	–	(471,902)	(471,902)
External revenue	157,636,808	12,002,860	221,497	169,861,165
Segment results	3,596,245	(363,636)	389,876	3,622,485
Interest income	163,699	69,841	2,198	235,738
Interest expense	(9,879,911)	(465,099)	(101,694)	(10,446,704)
Impairment loss	(895,121)	(251,031)	–	(1,146,152)
Credit loss	(38,368)	(4,210)	–	(42,578)
Depreciation and amortisation	(18,909,485)	(774,625)	(142,179)	(19,826,289)
Net gain/(loss) on disposal of non-current assets	70,186	(1,052)	(11)	69,123
Share of profits less losses of associates and joint ventures	640,057	737,185	307,417	1,684,659
Income tax expense	(1,146,997)	134,573	(16,523)	(1,028,947)

	PRC power segment	Overseas segment	All other segments	Total
31 December 2019
Segment assets	354,648,084	43,122,947	9,857,566	407,628,597
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	39,564,514	716,642	251,957	40,533,113
Investments in associates	13,187,050	–	3,540,265	16,727,315
Investments in joint ventures	1,239,866	–	1,232,556	2,472,422
Segment liabilities	(262,154,063)	(27,397,122)	(2,552,860)	(292,104,045)
31 December 2018
Segment assets	345,057,426	40,886,478	10,406,648	396,350,552
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	18,467,651	581,225	492,585	19,541,461
Investments in associates	12,351,738	–	3,275,398	15,627,136
Investments in joint ventures	1,111,854	–	1,239,876	2,351,730
Segment liabilities	(269,224,115)	(25,600,861)	(2,683,920)	(297,508,896)

A reconciliation of external revenue to operating revenue is provided as follows:

	For the year ended 31 December
	2019	2018

External revenue (PRC GAAP)	173,484,801	169,861,165
Reconciling item:
Impact of restatement under PRC GAAP in relation to business combination under common control	–	(310,541)
Impact of recognition of BOT related revenue* under IFRS	524,600	–
Operating revenue per IFRS consolidated statement of comprehensive income	174,009,401	169,550,624

*	BOT refer to the build-operate-transfer

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2019	2018

Segment results (PRC GAAP)	4,766,711	3,622,485
Reconciling items:
Loss related to the headquarters	(155,395)	(354,162)
Share of profits of Huaneng Finance	200,810	166,864
Dividend income of other equity instrument investments	685	1,168
Impact of restatement under PRC GAAP in relation to business combination under common control	–	7,121
Impact of other IFRS adjustments*	(1,693,351)	(1,470,329)
Profit before income tax expense per IFRS consolidated statement of comprehensive income	3,119,460	1,973,147

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2019	2018

Total segment assets (PRC GAAP)	407,628,597	396,350,552
Reconciling items:
Investment in Huaneng Finance	1,416,183	1,391,431
Deferred income tax assets	3,271,488	3,143,465
Prepaid income tax	139,617	134,477
Other equity instrument investments	779,217	2,083,419
Corporate assets	361,441	338,113
Impact of other IFRS adjustments*	14,653,520	16,461,854
Total assets per IFRS consolidated statement of financial position		419,903,311

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2019	2018

Total segment liabilities (PRC GAAP)	(292,104,045)	(297,508,896)
Reconciling items:
Current income tax liabilities	(748,957)	(231,299)
Deferred income tax liabilities	(996,021)	(1,050,326)
Corporate liabilities	(2,458,677)	(2,864,737)
Impact of other IFRS adjustments*	(1,563,317)	(2,126,383)
Total liabilities per IFRS consolidated statement of financial position	(297,871,017)	(303,781,641)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control	Impact of other IFRS adjustments*	Total
For the year ended 31 December 2019
Total revenue	173,484,801	–	–	–	524,600	174,009,401
Interest expense	(10,683,164)	(79,554)	–	–	–	(10,762,718)
Depreciation and amortisation	(20,873,095)	(14,147)	–	–	(1,079,563)	(21,966,805)
Impairment loss	(5,811,820)	–	–	–	(373,037)	(6,184,857)
Credit loss	(74,557)	–				(74,557)
Share of profits less losses of associates and joint ventures	986,310	–	200,810	–	(1,498)	1,185,622
Net gain/(loss) on disposal of non-current assets	(137,088)	–	–	–	67,639	(69,449)
Income tax expense	(2,434,897)	–	–	–	423,642	(2,011,255)

For the year ended 31 December 2018
Total revenue	169,861,165	–	–	(310,541)	–	169,550,624
Interest expense	(10,446,704)	(98,398)	–	58,690	–	(10,486,412)
Depreciation and amortisation	(19,826,289)	(26,122)	–	167,910	(1,231,613)	(20,916,114)
Impairment loss	(1,146,152)	–	–	(8)	(650,322)	(1,796,482)
Credit loss	(42,578)	–	–	1,611	–	(40,967)
Share of profits less losses of associates and joint ventures	1,684,659	–	166,864	–	(28,108)	1,823,415
Net gain/(loss) on disposal of non-current assets	69,123	(5)	–	–	(26,612)	42,506
Income tax expense	(1,028,947)	–	–	3,936	381,838	(643,173)
*
Other GAAP adjustments above primarily represented the classification adjustments and adjustments related to business combination, borrowing cost. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortisation of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2019	2018

PRC	155,873,940	157,547,764
Overseas	18,135,461	12,002,860
Total	174,009,401	169,550,624

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered and services were provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2019	2018

PRC	327,410,156	317,850,476
Overseas	24,830,127	23,302,942
Total	352,240,283	341,153,418

The non-current asset information above is based on the locations of the assets.

The information on sales to major customers of the Group which accounted for 10% or more of external revenue is as follows:

In 2019, the revenue from grid companies under common control of State Grid Corporation of China within the PRC power segment in total accounted for 79% of external revenue (2018: 76%). The sales to a subsidiary of State Grid Corporation of China which accounted for 10% or more of external revenue is as follows:

	For the year ended 31 December
	2019		2018
	Amount	Proportion	Amount	Proportion

State Grid Shandong Electric Power Company	29,575,604	17%	31,156,948	18%

(c)          Contract balances

The contract assets primarily relate to the Group’s rights to consideration for service completed but not billed at the reporting date. The contract assets are transferred to receivables when the rights become unconditional according to the contract.

The contract liabilities primarily relate to the advance received from customers for heat sales and heating pipeline upfront fees. The contract liabilities of RMB224 million at the beginning of the year has been recognised as revenue of heating pipeline connection in 2019. The contract liabilities of RMB1,732 million at the beginning of the year has been recognized as revenue of heat sales in 2019.

The transaction price allocate to remaining performance obligations (unsatisfied or partially unsatisfied) of heating pipeline upfront fees as at the end of 2019:

	As at 31 December
	2019	2018

With 1 year	220,046	224,230
Over 1 year	2,223,208	2,024,452

Total	2,443,254	2,248,682

The transaction price allocated to the above remaining performance obligations expected to be recognized more than one year relate to the provision of the pipeline connection services. The pipeline connection fee is recognized over 17 years. The amount disclosed above does not include variable consideration which is constrained.

4          INCOME TAX EXPENSE

	For the year ended 31 December
	2019	2018

Current income tax expense	2,481,585	1,418,993
Deferred income tax	(470,330)	(775,820)

Total	2,011,255	643,173

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2019 and 2018.

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2018: Nil).

The income tax rate applicable to Singapore subsidiaries is 17% (2018: 17%).

The Company’s overseas subsidiary in Pakistan engaged in the power generation business is entitled to an income tax exemption according to Pakistani 2015 Fiscal Act. Another subsidiary located in Pakistan engaged in the provision of maintenance services. Before 01 July 2019, the subsidiary’s tax liability would be calculated as the amount higher of (i) normal tax at the rate of 29% of taxable income; (ii) Alternative Corporate Tax (ACT) at the rate of 17% of accounting profit; and (iii) minimum tax deductible at 8% of the revenue. If the income tax calculated is above normal tax at the rate of 29%, it would be carried forward to subsequent years for settlement against the liabilities of following years. The carry forward time period is 5 years in case of minimum tax and 10 years in case of ACT. However, from 01 July 2019, if the minimum tax liability is above the normal tax calculated, it cannot be carried forward to subsequent years.

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2019	2018

PRC statutory enterprise income tax rate	25.00%	25.00%
Effect of different tax rates of certain subsidiaries	(7.33%)	(3.56%)
Utilisation of previously unrecognised tax losses and deductible temporary differences	(6.00%)	(2.66%)
Unrecognized tax losses for the year	27.76%	29.49%
Unrecognized deductible temporary differences	34.68%	5.92%
Effect of non-taxable income	(10.44%)	(28.53%)
Effect of non-deductible expenses	3.18%	11.22%
Others	(2.38%)	(4.27%)

Effective tax rate	64.47%	32.61%

5	Other non-current assets

Details of other non-current assets are as follows:

	As at 31 December
	2019	2018

Finance lease receivables (i)	10,519,845	10,811,603
VAT recoverable	4,172,871	3,282,075
Prepayments for pre-construction cost	788,081	987,469
Intangible assets (ii)	784,594	698,541
Profit compensation from Huaneng Group (iii)	–	440,551
Prepayments for capacity quota (iv)	–	303,399
Prepaid connection fees	37,484	113,587
Contract assets	642,557	92,995
Others	1,659,573	2,605,839

Total	18,605,005	19,336,059

Notes:

(i)
Ruyi Pakistan Energy entered into a power purchase agreement with CPPA-G to sell all of the electricity produced with a regulated tariff mechanism approved by the National Electric Power Regulatory Authority. In accordance with the power purchase agreement and tariff mechanism, almost all the risks and rewards in relation to the power assets were in substance transferred to CPPA-G and therefore were accounted for as a finance lease to CPPA-G.

(ii)	The intangible assets primarily consist of software, patented technologies and etc. In 2019, there was no impairment provided for the intangible assets (2018: Nil).

(iii)
The Company acquired several subsidiaries including Shandong Power from Huaneng Group which was completed on 1 January 2017. According to the profit compensation agreement associated with the acquisition, Huaneng Group should compensate the Company in cash based on the shortfall of accumulated actual net profit compared with the accumulated forecast net profit of certain subsidiaries of Shandong Power during the compensation period from year 2017 to 2019. As at 31 December 2019, the fair value of the abovementioned contingent consideration from Huaneng Group amounting to RMB458 million was recognised (31 December 2018: RMB991 million), which was recorded in other receivables and assets. The profit compensation is solely related to year 2019.

(iv)
This represents a capacity quota purchased by a subsidiary of the Group to build a co- generation project in prior years. Management assessed it could not be utilised in the foreseeable future according to the change of the current market condition and therefore provided full impairment of the prepayments in the current period.

6	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 31 December
	2019	2018

Accounts receivable	26,911,837	24,804,671
Notes receivable	5,552,422	4,621,180

	32,464,259	29,425,851

Less: Loss allowance	195,320	146,913

Total	32,268,939	29,278,938

Analysed into:
Accounts receivable
– At amortised cost	25,547,258	24,804,671
– At fair value through other comprehensive income	1,364,579	–

Notes receivable
– At amortised cost	5,552,422	4,621,180

The gross amounts of accounts receivable are denominated in the following currencies:

	As at 31 December
	2019	2018

RMB	29,382,384	26,879,470
S$ (RMB equivalent)	1,077,008	1,016,299
US$ (RMB equivalent)	39,146	6,673
PKR (RMB equivalent)	1,965,721	1,523,409

Total	32,464,259	29,425,851

The Group usually grants credit periods of about one month to domestic local power grid customers from the end of the month in which the sales are made. SinoSing Power provides credit periods that range from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable. Ruyi Pakistan Energy entered into the agreement with CPPA-G with a one month credit period.

As at 31 December 2019, no accounts receivable were secured to banks as collateral against loans (2018: Nil). The Group does not hold any collateral or other credit enhancements over its accounts receivable. The accounts receivable are non-interest-bearing.

For the collateral of notes receivable, please refer to Note 9 for details.

Movements of loss allowance during the years are analyzed as follows:

	2019	2018

Beginning of the year	(146,913)	(112,086)
Provision	(64,838)	(40,064)
Reversal	16,596	4,728
Write-off	–	607
Currency translation differences	(165)	(98)

End of the year	(195,320)	(146,913)

Ageing analysis of accounts receivable and notes receivable based on the invoice date was as follows:

	As at 31 December
	2019	2018

Within 1 year	31,566,008	28,379,742
Between 1 to 2 years	696,401	833,358
Between 2 to 3 years	57,667	29,517
Over 3 years	144,183	183,234

Total	32,464,259	29,425,851

As at 31 December 2019, the maturity period of the notes receivable ranged from 1 to 12 months (2018: from 1 to 12 months).

7.	Dividends of ordinary shares and cumulative distribution of other equity instruments

(a)	Dividends of ordinary shares

On 31 March 2020, the Board of Directors proposed a cash dividend of RMB0.135 per share, totaling RMB2,119,242,603.47. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 12 June 2019, upon the approval from the annual general meeting of the shareholders, the Company declared 2018 final dividend RMB0.1 (2017: RMB0.1) per ordinary share, totalling approximately RMB1,570 million (2017: RMB1,520 million).

(b)	Cumulative distribution of other equity instruments

The other equity instruments were recorded as equity in the consolidated financial statements. For the year ended 31 December 2019, net profit attributable to holders of other equity instruments, based on the applicable rate, was RMB686 million, and the cumulative distribution paid-in 2019 was RMB618 million.

8.	Long-term bonds

Outstanding corporate bonds, medium-term notes and debt financing instrument of the Group as at 31 December 2019 are summarised as follows:

Type of Instruments	Face Value	Issuance Date	Initial Period	Initial Distribution Rate	Effective Rate	Issue Price	Balance as at 31 December 2018	Issued Amount	Interest	Amortization	Repayment	Balance as at 31 December 2019
	RMB’000					RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2014 medium-term notes (1st)	4,000,000	July 2014	5 years	5.30%	5.37%	4,000,000	3,993,479	–	112,679	6,521	(4,000,000)	–
2016 corporate bonds (1st)	3,000,000	June 2016	5 years	3.48%	3.48%	3,000,000	3,000,010	–	104,400	62	–	3,000,072
2016 corporate bonds (1st)	1,200,000	June 2016	10 years	3.98%	3.98%	1,200,000	1,199,973	–	47,760	12	–	1,199,985
2017 medium-term notes (1st)	5,000,000	July 2017	5 years	4.69%	4.90%	5,000,000	5,000,939	–	234,500	939	–	5,001,878
2017 debt financing instrument (1st)	500,000	July 2017	3 years	4.75%	4.81%	500,000	499,563	–	23,750	283	–	499,846
2017 corporate bonds (1st)	2,300,000	November 2017	3 years	4.99%	4.99%	2,300,000	2,299,916	–	114,770	46	–	2,299,962
2018 corporate bonds (1st)	1,500,000	April 2018	3 years	4.90%	4.90%	1,500,000	1,500,010	–	73,500	30	–	1,500,040
2018 medium-term notes (1st)	3,000,000	May 2018	3 years	4.80%	4.91%	3,000,000	2,993,135	–	144,000	2,934	–	2,996,069
2018 medium-term notes (2nd)	2,000,000	July 2018	3 years	4.41%	4.56%	2,000,000	1,998,518	–	88,200	2,824	–	2,001,342
2018 debt financing instrument (1st)	2,500,000	July 2018	3 years	4.68%	4.81%	2,500,000	2,492,636	–	117,000	2,911	–	2,495,547
2018 corporate bonds (2nd)	5,000,000	September 2018	10 years	5.05%	5.05%	5,000,000	4,999,963	–	252,500	30	–	4,999,993
2019 corporate bonds (1st)	2,300,000	April 2019	10 years	4.70%	4.70%	2,300,000	–	2,300,000	74,725	(10)	–	2,299,990
2019 corporate bonds (2nd)	1,000,000	July 2019	3 years	3.55%	3.55%	1,000,000	–	1,000,000	17,071	7	–	1,000,007
2019 medium-term notes (1st)	500,000	July 2019	3 years	3.55%	3.65%	500,000	–	500,000	8,051	(1,241)	–	498,759
2019 medium-term notes (1st)	1,500,000	July 2019	5 years	3.85%	3.96%	1,500,000	–	1,500,000	26,193	(6,567)	–	1,493,433
Total						35,300,000	29,978,142	5,300,000	1,439,099	8,781	(4,000,000)	31,286,923

9.	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2019	2018

Accounts and notes payable	15,850,958	14,683,707
Payables to contractors for construction	12,695,720	12,353,097
Retention payables to contractors	1,537,024	1,557,737
Accrued interests	1,276,703	1,152,767
Others	5,909,676	5,391,372

Total	37,270,081	35,138,680

As at 31 December 2019, there were RMB89 million notes payable were pledged by notes receivable. (31 December 2018: Nil)

As at 31 December 2019 and 31 December 2018, the accounts and notes payables and other liabilities are non-interest-bearing.

The carrying amounts of financial liabilities included in accounts payable and other liabilities are denominated in the following currencies:

	As at 31 December
	2019	2018

RMB	34,996,912	33,354,665
S$ (RMB equivalent)	1,024,453	561,064
US$ (RMB equivalent)	940,749	1,075,678
JPY (RMB equivalent)	12,564	10,088
EUR (RMB equivalent)	1,194	–
PKR (RMB equivalent)	294,209	137,185

Total	37,270,081	35,138,680

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2019	2018

Within 1 year	15,435,470	14,423,179
Between 1 to 2 years	311,880	143,514
Over 2 years	103,608	117,014

Total	15,850,958	14,683,707

10.	Other equity instruments

(a)	Other equity instruments as at 31 December 2019

Type of Instruments	Issuance Date	Category	Initial Distribution Rate	Issue Price	Number	Par Value	Initial Period	Conversion Condition	Conversion Result
				RMB’000		RMB’000
Bond A	September 2017	Equity Instrument	5.05%	0.1	25,000,000	2,500,000	3 Years	None	None
Bond B	September 2017	Equity Instrument	5.17%	0.1	25,000,000	2,500,000	5 years	None	None
Yingda Insurance Financing Plan (1st)	September 2018	Equity Instrument	5.79%	–	–	3,283,000	8 years	None	None
Yingda Insurance Financing Plan (2nd)	September 2018	Equity Instrument	5.79%	–	–	827,000	8 years	None	None
Yingda Insurance Financing Plan (3rd)	September 2018	Equity Instrument	5.79%	–	–	890,000	8 years	None	None
China Life Financing Plan (1st)	September 2019	Equity Instrument	5.05%	–	–	2,070,000	8 years	None	None
PICC Financing Plan (1st)	September 2019	Equity Instrument	5.10%	–	–	930,000	10 years	None	None
2019 medium-term notes (2nd)	October 2019	Equity Instrument	4.08%	0.1	20,000,000	2,000,000	3 Years	None	None
2019 medium-term notes (3rd)	October 2019	Equity Instrument	4.05%	0.1	20,000,000	2,000,000	3 Years	None	None
China Life Financing Plan (2nd)	October 2019	Equity Instrument	5.05%	–	–	2,260,000	8 years	None	None
PICC Financing Plan (2nd)	October 2019	Equity Instrument	5.10%	–	–	1,740,000	10 years	None	None
2019 medium-term notes (4th)	November 2019	Equity Instrument	4.15%	0.1	25,000,000	2,500,000	3 Years	None	None
2019 medium-term notes (4th)	November 2019	Equity Instrument	4.53%	0.1	15,000,000	1,500,000	5 years	None	None
Total						25,000,000

(b)          Major provisions

In 2017, the Company issued two tranches of perpetual corporate bonds with the net proceeds of approximately RMB2,500 million, respectively. The perpetual corporate bonds are issued at par value with an initial distribution rate of 5.05% and 5.17%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in August 2020 and 2022 respectively, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In 2018, the Company issued three tranches of Yingda Insurance Financing Plan (“the Yingda plan”) with the aggregate proceeds of RMB5,000 million. The Yingda plan has no fixed period with initial distribution rate of 5.79%. The interests of the Yingda plan are recorded as distributions, which are paid annually in arrears in June and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The Yingda plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th to the 11th year after the issuance, the period from the 11th to the 13th year after the issuance and the 13th year onwards after the issuance, to the higher of the initial distribution rate plus 300 basis points and the 10-year treasury bond yield in the 9th year after the issuance plus 600 basis points, the higher of the initial distribution rate plus 600 basis points and the 10-year treasury bond yield in the 11th year after the issuance plus 900 basis points and the higher of the initial distribution rate plus 900 basis points and the 10- year treasury bond yield in the 13th year after the issuance plus 1,200 basis points, respectively.

In 2019, the Company issued two tranches of China Life Financing Plan (“the China Life plan”) with the aggregate proceeds of RMB4,330 million. The China Life plan has no fixed period with initial distribution rate of 5.05%. The interests of the China Life plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The China Life plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th year after the issuance, the basis rate plus 300 basis points, and will remain 8.05% afterwards.

In 2019, the Company issued two tranches of PICC Financing Plan (“the PICC plan”) with the aggregate proceeds of RMB2,670 million. The PICC plan has no fixed period with initial distribution rate of 5.10%. The interests of the PICC plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The PICC plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after 10th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 11th year after the issuance, the basis rate plus 300 basis points, and will remain 8.10% afterwards.

In October 2019, the Company issued two tranches of medium-term notes with the net proceeds of approximate RMB2,000 million, respectively. The medium-term notes are issued at par value with initial distribution rate of 4.08% and 4.05%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in October in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time respectively, the payment of the principal may be deferred for each renewal period as 3 years, respectively. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In November 2019, the Company issued two tranches of medium-term notes with the net proceeds of approximately RMB2,500 million and RMB1,500 million. The medium-term notes are issued at par value with initial distribution rates of 4.15% and 4.53%, respectively. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in November in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time respectively, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

The perpetual corporate bonds, financing plans and medium-term notes were recorded as equity in the consolidated financial statements. During the year ended 31 December 2019, the profit attributable to holders of other equity instruments, based on the applicable distribution rate, was RMB686 million.

(c)          Changes of other equity instruments during 2019

	As at 1 January 2019		Issuance		Cumulative distributions		As at 31 December 2019
Type of instruments	Number	Amount	Number	Amount	Accrued distribution	Distribution payment	Number	Amount
		RMB’000		RMB’000	RMB’000	RMB’000		RMB’000

Bond A	25,000,000	2,533,872	–	–	126,158	(126,250)	25,000,000	2,533,780
Bond B	25,000,000	2,534,678	–	–	129,155	(129,250)	25,000,000	2,534,583
Yingda Insurance Financing Plan (1st)	–	3,288,808	–	–	192,726	(192,726)	–	3,288,808
Yingda Insurance Financing Plan (2nd)	–	828,463	–	–	48,548	(48,548)	–	828,463
Yingda Insurance Financing Plan (3rd)	–	891,575	–	–	52,247	(52,247)	–	891,575
China Life Financing Plan (1st)	–	–	–	2,070,000	29,037	(25,553)	–	2,073,484
PICC Financing Plan (1st)	–	–	–	930,000	12,911	(11,989)	–	930,922
2019 medium-term notes (2nd)	–	–	20,000,000	1,994,811	16,722	–	20,000,000	2,011,533
2019 medium-term notes (3rd)	–	–	20,000,000	1,996,222	15,049	–	20,000,000	2,011,271
China Life Financing Plan (2nd)	–	–	–	2,260,000	20,606	(16,802)	–	2,263,804
PICC Financing Plan (2nd)	–	–	–	1,740,000	16,023	(14,297)	–	1,741,726
2019 medium-term notes (4th)	–	–	25,000,000	2,495,283	16,158	–	25,000,000	25,000,000
2019 medium-term notes (4th)	–	–	15,000,000	1,495,849	10,582	–	15,000,000	1,506,431

Total		10,077,396		14,982,165	685,922	(617,662)		25,127,821

11.          Additional financial information to the consolidated statement of financial position

As at 31 December 2019, the net current liabilities of the Group amounted to approximately RMB80,839 million (2018: RMB76,407 million). On the same date, total assets less current liabilities were approximately RMB286,630 million (2018: RMB281,697 million).

12.	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2019	2018
Total interest expense on borrowing	11,342,526	10,982,230
Less: Amounts capitalised in property, plant and equipment	579,808	495,818

Interest expenses charged in consolidated statement of comprehensive income	10,762,718	10,486,412

Including: Interest expenses on lease liabilities	171,573	–

Auditors’ remuneration audit services	42,019	68,750
Operating leases charge	–	377,162
Minimum lease payments under operating leases, lease payments not included in the measurement of lease liabilities	234,139	–
Fuel	97,686,799	105,736,173
Depreciation of property, plant and equipment (Note i)	21,130,076	20,466,423
Depreciation of right-of-use assets (Note i)	734,827	–
Amortisation of land use rights (Note i)	–	344,068
Amortisation of other non-current assets	101,902	105,623
Impairment loss of property, plant and equipment	5,719,990	989,778
Impairment loss of goodwill	–	409,371
Impairment loss of mining rights	–	135,085
Impairment loss of other non-current assets	464,867	8,432
Recognition of loss allowance for receivables	74,557	40,967
Recognition/(reversal) of provision for inventory obsolescence	22,453	253,816

Net gain on disposals of non-current assets	(69,449)	(42,506)

Government grants	(818,101)	(521,380)

Included in other investment income
– Dividends on other equity instrument investments	(685)	(1,168)
– Gains on disposal of subsidiaries	(256,009)	–
– Loss on disposal of a joint venture	–	270,741

Included in (gain)/loss on fair value changes of financial assets/liabilities
– Contingent consideration of the business combination	(17,175)	(746,850)
– Loss on fair value changes of trading derivatives	(19,492)	20,007

Other operating expenses consist of impairment losses of property, plant and equipment, goodwill, mining rights and impairment losses of other non-current assets, loss on disposal of a joint venture, recognition of loss allowance for receivables, Recognition/(reversal) of provision for inventory obsolescence, gain on disposals of non-current assets substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

Note i:
Upon the adoption IFRS 16, depreciation of finance lease assets was reclassified from “property, plant and equipment” to “right-of-use assets”, and amortisation of land use rights was reclassified from “land use rights” to “right-of-use assets”.

13.	Earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company excluding cumulative distribution of other equity instruments by the weighted average number of the Company’s outstanding ordinary shares during the year:

	For the year ended 31 December
	2019	2018
Consolidated net profit attributable to equity holders of the Company	766,345	734,435
Less: Cumulative distribution of other equity instruments	685,922	342,349

Consolidated net profit attributable to ordinary shareholders of the Company	80,423	392,086

Weighted average number of the Company’s outstanding ordinary shares (’000) *	15,698,093	15,283,335

Basic and diluted earnings per share (RMB)	0.01	0.03

*	Weighted average number of ordinary shares:

	2019	2018
	’000	’000
Issued ordinary shares at 1 January	15,698,093	15,200,383
Effect of share issue	–	82,952
Weighted average number of ordinary shares at 31 December	15,698,093	15,283,335

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2019 and 2018.

14.	Acquisition and disposal

(a)	Acquisition

On 28 November 2019, the Group’s subsidiary, Huaneng Jiangxi Clean Energy Power Generation and Supply Limited Liability Company (“Jiangxi Clean Energy”), and a third party entered into an equity transfer agreement, pursuant to which the third party agreed to sell and the Jiangxi Clean Energy agreed to acquire a 100% equity interest in Shangrao Hongyuan Power Co., Ltd. (“Hongyuan Power”) at a cash consideration of RMB99.84 million. The consideration has been fully paid by 27 December 2019 and the transaction was completed on the same day. As of the acquisition date, Hongyuan Power had no business operations but the construction in process of a photovoltaic power generation project. Therefore, the Group was not capable of integrating the project with its inputs and processes to produce outputs as of acquisition date. As such, management determined that the acquisition did not constitute a business combination for accounting purpose.

(b)	Disposal

On 31 May 2019, Luoyang Yangguang Co-generation Co., Ltd. (“Luoyang Yangguang”) filed for bankruptcy to Luoyang Intermediate People’s Court (“Luoyang Court”). On 23 July 2019, Luoyang Court declared the bankruptcy of Luoyang Yangguang. Luoyang Yangguang was not consolidated by the Group since then. The Group recognised a net gain of RMB111 million upon the deconsolidation of Luoyang Yangguang.

The details of the net assets disposed of are as follows:

Date of disposal
RMB’000
Net assets disposed of:
Property, plant and equipment	54,572
Intangible assets	56,364
Inventories	6,170
Accounts receivable	61,101
Other receivable and assets	23,955
Cash and cash equivalents	1,667

Accounts payable and other liabilities	177,429
Interest-bearing loans and borrowings	353,000

Net liabilities	(326,600)

Gain on disposal of Luoyang Yangguang	326,600

Loss on receivables due from Luoyang Yangguang	(215,800)

Net impact on disposal	110,800

Consideration	–

An analysis of the cash flow of cash and cash equivalents in respect of the Disposal of Luoyang Yangguang is as follows:

Date of disposal
Cash consideration received	–
Cash and bank balances disposed of	(1,667)

Net outflows of cash and cash equivalents in respect of disposal of Luoyang Yangguang	(1,667)

(c)	Capital injection of Ruijin Power Generation

The Group previously had a 100% equity interest in Ruijin Power Generation. On 4 September 2019, the Group entered into a capital injection and enlargement agreement on Ruijin Power Generation with a third party. Pursuant to the agreement, the third party agreed to subscribe RMB610 million of the registered capital of Ruijin Power Generation, with a total cash consideration of RMB648 million. Upon completion of the transaction, the registered capital of Ruijin Power Generation was RMB1,220 million, of which the Group’s equity interest in Ruijin Power Generation decreased from 100% to 50%. On 28 December 2019, the Group and the third party shareholder entered into a voting in concert agreement which was effective immediately. According to the voting in concert agreement, the third party shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Group. As a result, the Group still has control over Ruijin Power Generation.

15	DISPOSAL GROUP HELD FOR SALE

On 31 July 2018, Shandong Power entered into an acquisition agreement with Taishan Power, a subsidiary of Huaneng Group, to acquire certain equity interest of Laizhou Wind Power. According to the acquisition agreement, part or all of the wind power generators of Laizhou Wind Power could be dismantled upon the requirement of the local government after the completion of the acquisition. In that case, Shandong Power is entitled to request Taishan Power or another third party designated by Taishan Power to repurchase 80% equity interests of Laizhou Wind Power in cash at fair value (no less than the fair value of equity interest of Laizhou Wind Power in the acquisition agreement).

In December 2018, as part of the wind power generators of Laizhou Wind Power had been dismantled, which is the case in the acquisition agreement, Shandong Power intended to sell 80% equity interests of Laizhou Wind Power back to Taishan Power. The assets and liabilities of Laizhou Wind Power are presented as a disposal group held for sale in the consolidated financial statements.

In 2019, some of the wind turbines were dismantled and a disposal loss of RMB166 million was recorded. In 2019, Shandong Power, Taishan Power and Huaneng Energy&Communications Holdings Co., Ltd.(“Huaneng Energy&Communications”), a subsidiary of Huaneng Group, entered into an agreement, which Taishan Power designates Huaneng Energy&Communications to purchase the 80% of equity interests of Laizhou Wind Power from Shandong Power, at a cash consideration of RMB1.05 million. The disposal of Laizhou Wind Power does not constitute as a discontinued operation of the Group.

The transaction was completed on 27 December 2019. At the date of disposal, the carrying values of the net assets of the disposal group are as follows:

Date of disposal RMB’000
Property, plant and equipment and other non-current assets	364,184
Land use rights	29,924
Other non-current assets	1,752
Inventories	3
Other receivables and assets	3,006
Accounts receivable	44,603
Bank balances and cash	28,208
Long-term loans	513,200
Accounts payable and other liabilities	67,514
Taxes payable	2,365
Current portion of long-term loans	68,800
Non-controlling interest	(36,040)

Net asset subject to disposal	(144,159)

Consideration	1,050
Gain on disposal of a subsidiary	145,209
Loss on disposal of wind turbines	(165,540)

Net impact	(20,331)

Satisfied by:
Cash received in 2019	525

Receivable as at 31 December 2019	525

Total consideration	1,050

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

2019
RMB’000
Cash consideration received	525
Cash and bank balances disposed of	(28,208)

Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	(27,683)

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amount expressed in units of RMB unless otherwise stated)

1.	Financial Highlights and Financial Ratios

Unit		2019	2018	Fluctuation
Operating revenue	RMB	173,484,800,604	169,861,164,810	2.13
Profit before income tax expense	RMB	4,812,811,296	3,436,354,148	40.06
Net profit attributable to equity holders of the Company	RMB	1,686,459,523	1,438,881,447	17.21

Net profit attributable to Equity holders of the Company less non-recurring items	RMB	780,116,447	1,420,307,539	-45.07

Basic and diluted earnings per share	RMB/Share	0.06	0.07	-14.29
Basic earnings per share less non-recurring items	RMB/Share	0.01	0.07	-85.71
Weighted average of return on equity	%	1.37	1.88	-27.13
Weighted average of return on equity less non-recurring items	%	0.13	1.83	-92.90

Net cash provided by operating activities	RMB	37,324,194,263	28,891,889,295	29.19

Unit		2019	2018	Fluctuation
Total assets	RMB	413,596,544,694	403,441,456,827	2.52
Equity to equity holders of the Company	RMB	98,558,643,318	83,234,629,238	18.41

Note:          The financial ratio:

Earnings per share	=	Consolidated net profit attributable to ordinary shareholders of the Company/Weighted average number of the Company’s outstanding ordinary shares

Weighted average of return on equity	=	Consolidated net profit attributable to equity holders of the Company/Weighted average number of equity attributable to equity holders of the Company (less non-controlling interests)*100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

For the year ended 31 December 2019
Net gain on disposal of non-current assets	137,087,651
Government grants recognised though profit or loss, excluding those having close relationships with the company and its subsidiaries’ operation and enjoyed in fixed amount or quantity according to uniform national standard (Note 1)	952,506,222
The investment income of derivative financial instruments and other equity instrument investments (excluding effective hedging instruments related to operating activities of the company)	48,175,813
Reversal of loss allowances for receivables and contract assets individually tested for impairments	16,895,756
Loan guarantee indemnity received	107,055,891
Profits and losses from entrusted loans	3,747,447
Non-operating income and expenses besides items above (Note 2)	(46,264,483)
Other items recorded in the profit and loss in accordance with the definition of non-recurring items (Note 3)	207,369,532

1,426,573,829

Impact of Income tax	(240,282,520)

Impact of non-controlling interests (net of tax)	(279,948,233)

906,343,076

Note 1:
the Company and its subsidiaries recognised extraordinary profit and loss items in accordance with the requirement of explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public_ Extraordinary Profit and Loss (CSRC announcement [2008] No. 43).

The extraordinary profit and loss items are listed below:

	The Amount of 2019	Reason

Value-added tax levied immediately returned	77,102,770	Closely related to the normal business of the Company

Note 2:
In 2019, other non-operating income other than the items mentioned above were mainly write-off of current account balances, government subsidies etc., the non- operating expenses were mainly donations contributed and fines paid by the Company and its subsidiaries.

Note 3:
In 2019, other items satisfy the definition of extraordinary profit and loss are expenses of entrusted management service purchased and income of entrusted operation services provided, and investment income from the disposal of long- term equity investments.

3.	INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2019 (Amounts expressed in RMB, except for share data)

		2019 Consolidated	2018 Consolidated	2019 Company	2018 Company
Operating revenue		173,484,800,604	169,861,164,810	48,071,543,553	50,040,119,723
Less:	Operating cost	148,172,342,204	150,659,436,086	41,015,466,215	44,453,842,538
Taxes and surcharges		1,832,974,908	1,807,206,081	527,616,315	567,929,876
Selling expenses		116,893,772	42,176,050	21,349,145	18,126,506
General and administrative expenses		4,553,687,087	4,233,217,379	1,789,808,464	1,770,383,547
Research and development expenses		65,021,719	46,219,278	61,462,171	40,932,718
Financial expenses		10,708,586,167	10,470,289,200	3,664,456,970	4,381,744,452
Including: Interest expenses		10,762,718,101	10,545,102,773	3,674,049,037	4,314,202,832
Interest income		264,553,509	235,738,181	44,153,189	45,236,331
Add:	Other income	916,585,687	625,212,597	176,960,959	176,846,811
Investment income		1,413,166,379	1,572,854,761	5,422,382,784	2,914,296,582
Including: investment income from associates and joint ventures		1,187,119,427	1,851,522,438	(1,086,973,444)	625,254,465
Loss from termination recognition of financial assets measured at amortized cost		(9,896,250)	–	–	–
Loss/(Gain) from changes in fair value		19,491,687	(20,007,041)	–	–
Credit losses		(74,556,813)	(42,578,214)	(3,200,000)	(98,838)
Impairment losses		(5,811,820,202)	(1,146,151,509)	(559,886,119)	(1,685,207,337)
Gain on disposal of non-current assets		141,000,698	56,493,019	8,842,564	–
Operating profit		4,639,162,183	3,648,444,349	6,036,484,461	212,997,304
Add:	Non-operating income	391,300,175	175,863,391	27,118,364	84,845,282
Less:	Non-operating expenses	217,651,062	387,953,592	40,957,295	112,062,598
Profit before income tax expense		4,812,811,296	3,436,354,148	6,022,645,530	185,779,988
Less:	Income tax expense	2,434,897,405	1,028,946,553	518,722,056	24,412,594
Net profit		2,377,913,891	2,407,407,595	5,503,923,474	161,367,394

	2019 Consolidated	2018 Consolidated	2019 Company	2018 Company
The net loss of the merged party before the merger under the same control	–	(11,058,303)	–	–
(1) Classification according to the continuity of operation
– Continuous operating net profit	2,377,913,891	2,407,407,595	5,503,923,474	161,367,394
(2) Classification according to ownership
Attributable to:
– Equity holders of the Company	1,686,459,523	1,438,881,447	5,503,923,474	161,367,394
– Non-controlling interests	691,454,368	968,526,148	–	–
Other comprehensive (loss)/income, net of tax	570,888,167	(418,889,206)	310,771,877	(245,285,842)
Other comprehensive loss, net of tax, attributable to equity holders of the Company	731,669,176	(394,333,610)	–	–
(1) Items that will not be reclassified to profit or loss:
Including:
Share of other comprehensive loss of investees accounted for under the equity method (non-recycling)	367,528,644	(18,858,092)	367,528,642	(18,858,092)
Fair value changes of other equity instrument investments	(55,199,947)	1,058,984	(61,012,602)	1,535,425
(2) Items that may be reclassified subsequently to profit or loss:
Including:
Share of other comprehensive (loss)/income of investees accounted for under the equity method (recycling)	1,167,397	(241,587,264)	1,167,397	(241,587,264)
Effective portion of cash flow hedges	132,648,447	(469,664,609)	3,088,440	13,624,089
Translation differences of the financial statements of foreign operations	285,524,635	334,717,371	–	–
Other comprehensive loss attributable to non-controlling interests, net of tax	(160,781,009)	(24,555,596)	–	–
Total comprehensive income	2,948,802,058	1,988,518,389	5,814,695,351	(83,918,448)
Attributable to:
– Equity holders of the Company	2,418,128,699	1,044,547,837	5,814,695,351	(83,918,448)
– Non-controlling interests	530,673,359	943,970,552	–	–
Earnings per share (based on the net profit attributable to equity holders of the Company)
Basic earnings per share	0.06	0.07	–	–
Diluted earnings per share	0.06	0.07	–	–

4.	CONSOLIDAED NET PROFIT RECONCILIATION BETWEENT PRC GAAP AND IFRS

The financial statements, which are prepared by the Group in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit and equity attributable to equity holders of the Company, are summarized as follows:

	Consolidated net profit attributable to equity holders of the Company
	2019	2018
	RMB	RMB
Consolidated net profit attributable to equity holders of the Company under PRC GAAP	1,686,459,523	1,438,881,447

Impact of IFRS adjustments:
Differences in accounting treatment on business combinations under common control, depreciation, amortization, disposal and impairment of assets acquired in business combinations under common control (a)	(1,611,156,563)	(1,232,972,748)
Difference on depreciation related to borrowing costs capitalized in previous years (b)	(27,015,843)	(27,015,843)
Others	(55,178,733)	(199,281,792)
Applicable deferred income tax impact on the GAAP differences above (c)	423,642,122	381,837,805
Profit attributable to non-controlling interests on the adjustments above	349,594,586	372,987,121
Consolidated net profit attributable to equity holders of the Company under IFRS	766,345,092	734,435,990

(a)	Differences in accounting treatment on business combinations under common control and depreciation, amortization, disposal and impairment under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in recent years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition. The subsequent adjustment of contingent consideration after the acquisition date is also accounted for as an equity transaction.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards. The contingent consideration not classified as equity are measured at fair value at each reporting date with the changes in fair value recognised in profit or loss, if such changes are not measurement period adjustments.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(b)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively. The current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(c)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable

Document 5

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

RESOLUTIONS PASSED AT
THE TWENTY-EIGHTH MEETING OF THE NINTH SESSION OF THE BOARD OF DIRECTORS

On 31 March 2020, the Board of Directors (“the Board”, “Board of Directors”) of Huaneng Power International, Inc. (the “Company” or “Huaneng Power International”) convened the Twenty- Eighth Meeting (the “Meeting”) of the Ninth Session of the Board at the headquarters of the Company in conjunction with the video conferencing communication. Written notice of the Meeting has been sent on 16 March 2020. Twelve Directors were eligible to attend the Meeting. The attendants of the Meeting included 12 Directors. The Supervisors, the senior management of the Company and the Secretary of the Board were also present at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Mr. Zhao Keyu (Chairman) presided over the Meeting. The following resolutions were considered and approved unanimously at the Meeting:

1.	THE WORKING REPORT OF THE PRESIDENT OF THE COMPANY FOR 2019 WAS APPROVED

2.	THE WORKING REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR 2019 WAS APPROVED

3.	PROPOSAL ON PROVISION FOR MAJOR IMPAIRMENT OF THE COMPANY’S ASSETS

The Board of Directors of the Company is of the view that the provision for asset impairment is based on the principle of prudence, is well-founded, and reflects the Company’s asset status fairly, and agreed to the provision of the asset impairment.

4.	THE FINAL FINANCIAL REPORT OF THE COMPANY FOR 2019 WAS APPROVED

5.	THE PROPOSED PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR 2019

It was agreed that the Company’s proposed profit distribution plan for 2019 is a cash dividend of RMB0.135 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB2,119,242,603.47.

6.	PROPOSAL REGARDING THE APPOINTMENT OF THE COMPANY’S AUDITORS FOR 2020

It was resolved that Ernst & Young Hua Ming LLP would be appointed as the Company's domestic auditors and the auditors for U.S. 20F annual report, and Ernst & Young as the Company's Hong Kong auditors for 2020. The total remuneration is proposed to be the same as last year of RMB26,500,000, pursuant to the work scope of 2020 and the relevant market rates.

7.	THE SELF-EVALUATION ON INTERNAL CONTROL FOR 2019 OF THE COMPANY BY THE BOARD OF DIRECTORS

The Self-evaluation Report on Internal Control for 2019 of Huaneng Power International, Inc. was approved, and the Chairman was authorized to sign it.

8.	THE COMPANY’S ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT FOR 2019 WAS APPROVED

9.	THE COMPANY’S SOCIAL RESPONSIBILITY REPORT FOR 2019 WAS APPROVED

10.	THE SPECIFIC REPORTS ON THE STATUS REGARDING THE DEPOSIT ANDACTUAL USE OF THE FUNDS RAISED BY THE COMPANY

11.	THE COMPANY’S ANNUAL REPORT FOR 2019 WAS APPROVED

12.	PROPOSAL REGARDING THE CHANGE OF SESSION OF THE BOARD

1.
The Board agreed to nominate Mr. Zhao Keyu, Mr. Zhao Ping, Huang Jian, Mr. Wang Kui, Mr. Lu Fei, Mr. Teng Yu, Mr. Mi Dabin, Mr. Cheng Heng, Mr. Guo Hongbo, and Mr. Lin Chong as the candidates for non-independent Directors of the Tenth Session of the Board of directors.

2.
The Board agreed to nominate Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi, and Mr. Xia Qing as the candidates for independent Directors of the Tenth Session of the Board of directors.

The proposal of the above candidates for directorship shall be submitted for approval at the company’s general meeting. The qualifications of the candidates for independent Directors shall be subject to review and approval by the Shanghai Stock Exchange before the proposal is submitted for consideration at the Company’s general meeting.

The Board of Directors of the Company is satisfied with the work of Mr. Wang Yongxiang and Mr. Yue Heng during their term of tenure, and paid high regards to the contribution they have made towards the development of the Company over the years. The Company expresses its sincere gratitude to them.

13.	RESOLUTIONS REGARDING THE ISSUES OF SHORT-TERM DEBENTURES, SUPER SHORT-TERM DEBENTURES AND DEBT FINANCING INSTRUMENTS (BY WAY OF NON-PUBLIC PLACEMENT)

It was agreed that (1) from the date on which the approval is obtained at the 2019 annual general meeting to the conclusion of the 2020 annual general meeting, the Company be authorised to issue (in either one or multiple tranches) short-term debentures (“Short-term Debentures”) with a principal amount not exceeding RMB10 billion, super short-term debentures (“Super Short-term Debentures”) with a principal amount not exceeding RMB30 billion, and the non-public placement of debt financing instrument (“Private Placement of Debt Financing Instrument”) with a principal amount not exceeding RMB6 billion (i.e. the outstanding principal balance of the Short-term Debentures in issue shall not exceed RMB10 billion, the outstanding principal balance of the Super Short-term Debentures in issue shall not exceed RMB30 billion and the outstanding principal balance of the Private Placement of Debt Financing Instruments in issue shall not exceed RMB6 billion at any time within the period as prescribed therein) for use to enhance the debt structure, expand the debt channel and to reduce the finance costs of the Company; (2) approval to be sought at the general meeting for unconditional general mandate(s) to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of the Short-term Debentures, the Super Short-term Debentures and the Private Placement of the Debt Financing Instruments in accordance with the needs of the Company and the market conditions, including but not limited to the final principal amount of the Short-term Debentures, the Super Short-term Debentures and the Private Placement of the Debt Financing Instruments to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

14.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS WAS APPROVED

i.
It was resolved that from the date on which the approval is obtained at the 2019 annual general meeting to the conclusion of the 2020 annual general meeting and upon obtaining approval at relevant regulatory authorities, the Company shall be authorised to issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB70 billion or equivalent in or outside the People’s Republic of China. Such instruments include but are not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB-denominated bonds, overseas USD-denominated bonds and bonds denominated in other foreign currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual mid-term notes, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the People’s Republic of China without a definite maturity date). (For the avoidance of doubt, reference to “debt financing instruments” in this proposal does not include short-term debentures, super short-term debentures and private placement of the debt financing instruments issued in the domestic interbank bond market.)

ii.
It was proposed that approval be obtained at the general meeting for granting an unconditional general mandate to the Board or more than two Directors of the Company to determine, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, the terms and conditions for the issue of the relevant debt financing instruments and to attend to other relevant matters (which include but are not limited to):

(1)
determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operational needs, adjust its debt structure, replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Methods of issue and placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.

(2)
representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments;

(3)
procuring approval of the issue of the relevant debt financing instruments with the relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority; and

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.
The resolution adopted at the Company’s general meeting in relation to the issue of the relevant debt financing instruments shall be valid from the date on which approval is obtained at the 2019 annual general meeting to the conclusion of the 2020 annual general meeting. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the Company has procured the approval, permit, filing or registration, as applicable, for the issue with relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

15.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO THE BOARD TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES WAS APPROVED

It was agreed that the Board be granted the general mandate to issue domestic shares and/or overseas listed shares. Details of the mandate are set out below:

(1)
Subject to paragraphs (3), (4) and (5) below and pursuant to the Company Law of the People’s Republic of China (the “PRC”) and the relevant regulations of the places where the shares of Huaneng Power International are listed (as amended from time to time), the Board (or the Directors authorised by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price or the new shares to be issued (including price range):

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the Directors authorised by the Board) of Huaneng Power International within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of Huaneng Power International) conditionally or unconditionally, separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board)

of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the 2019 annual general meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed: and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)
the Company shall not issue securities convertible into shares for cash consideration unless the initial conversion price is not lower than the Benchmarked Price (as hereinafter defined below) of the shares at the time of the relevant placing, and the Company shall not issue warrants, options or similar rights to subscribe for (i) any new shares of the Company; or (ii) any securities convertible into new shares of the Company, for cash consideration under the General Mandate (as defined below);

(6)	For the purpose of this resolution: “Benchmarked Price” means the higher of:

(a)	the closing price on the date of the relevant placing agreement or other agreement involving the proposed issue of securities under the General Mandate (as hereinafter defined); and

(b)	the average closing price in the 5 trading days immediately prior to the earlier of:

(i)	the date of announcement of the placing or the proposed transaction or arrangement involving the proposed issue of securities under the General Mandate (as defined below);

(ii)	the date of entering into the placing agreement or other agreement involving the proposed issue of securities under the General Mandate (as defined below); and

(iii)	the date on which the placing or subscription price is fixed;

“General Mandate” means the general mandate to be approved in this resolution;

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of Huaneng Power International; and

(b)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(7)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International, the Board (or the Directors authorised by the Board) of Huaneng Power International be and is hereby authorised to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above.

(8)
The Board (or the Directors authorised by the Board) or Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations or the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

(9)
Subject to the approval of the relevant PRC authorities, the Board (or the Directors authorised by the Board) of Huaneng Power International be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this General Mandate.

16.	PROPOSAL ON THE 2019 IMPLEMENTATION STATUS OF THE PERFORMANCE UNDERTAKING REGARDING CERTAIN ASSETS ACQUIRED IN 2016

1.
The special audit report (Ernst & Young Hua Ming (2020) zhuan zi No. 61493069_A02) provided by Ernst & Young Hua Ming LLP detailing the differences between the actual net profit/(loss) for 2019 and the forecasted net profit for each of Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng

Shandong Power Generation Co., Ltd. Yantai Power Plant, being the subsidiaries acquired by Huaneng Power International, Inc. from Huaneng Shandong Power Generation Limited, was agreed.

2.
It was agreed that China Huaneng Group Co., Ltd. should pay the amount of RMB457.727 million in cash as profit compensation according to the terms of the Profit Forecast Compensation Agreement entered into between China Huaneng Group and Huaneng Power International, Inc.

3.
It was resolved to approve the announcement on the implementation status for 2019 in relation to the performance undertaking regarding certain assets acquired by Huaneng Power International, Inc. in 2016, and to authorize Mr. Zhao Ping (the President) to make non-substantial modification to the announcement and to conduct appropriate information disclosure based on actual situation and on principle of maintaining the Company’s best interests.

4.
Mr. Zhao Ping (President) was authorized to take appropriate actions to deal with other related matters according to the actual situation and in principle of safeguarding the best interest of the Company.

17.	PROPOSAL REGARDING THE CAPITAL INCREASE OF SHANGHAI LEADING

1.
It was resolved that Huaneng Hainan Power Generation Limited Company (“Hainan Power Generation”) participated in the capital increase of Shanghai Leading Energy Shipping Limited (“Shanghai Leading”) with a subscribed amount of not more RMB120 million (the “Capital Increase”) and upon completion of the Capital Increase, the proportion of the equity interests held by Hainan Power Generation in Shanghai Leading shall remain unchanged, i.e.40%.

2.
It was resolved that Hainan Power Generation shall execute the “Capital increase agreement relating to Shanghai Leading Energy Shipping Limited between China Huaneng Group Fuel Co., Ltd. and Huaneng Hainan Power Generation Limited Company” (the “Capital Increase Agreement”) with China Huaneng Group Fuel Co., Ltd. and Shanghai Leading.

The Board of Directors (including independent Directors) are of the view that the Capital Increase Agreement was entered into: (i) on normal commercial terms; (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

3.
It was resolved to approve the “Announcement on the connected transaction of Huaneng Power International, Inc.” and to authorize Mr. Zhao Keyu, the Chairman of the Company, to make any non-substantial revisions to the announcement and to conduct the appropriate information disclosure in accordance with the actual circumstance and for the best interest of the Company.

4.
It was resolved to authorize Mr. Zhao Keyu, the Chairman of the Company, to take any appropriate action to deal with the Capital Increase with the aim of protecting the best interest of the Company, including but not limited making any modification or change to the transaction proposal and the transaction agreements.

18.	PROPOSAL REGARDING THE CONVENING OF THE COMPANY’S ANNUAL GENERAL MEETING FOR 2019

As resolutions number 2, 4, 5, 6, 12, 13, 14 and 15 above and the proposal regarding provision of guarantee for a subsidiary of the Company passed at the 27th meeting of the Ninth Session of the Board should be tabled at the general meeting for approval, the Board has decided to convene the annual general meeting for 2019 and submit the said proposals at the annual general meeting for 2019 for consideration and approval. Details including the time, venue and agenda of the meeting will be announced by the Board by way of a separate notice of annual general meeting.

According to the relevant listing rules of the places where the Company’s shares are listed, the Company’s directors, Zhao Keyu, Huang Jian and Wang Yongxiang (all being related Directors), have abstained from voting on the above resolutions numbers 16 and 17. The Independent Directors of the Company have approved the above resolutions numbers 5, 6, 12 and 17, and provided their opinions.

The above resolutions were passed on 31 March 2020 in Beijing.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
1 April 2020

Document 6

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement on the provision for asset impairment

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The “Proposal on the Company’s Provision of Impairment Provisions for Significant Assets” was considered and passed at the 28th Meeting of the Ninth Session of the Board of Directors of Huaneng Power International, Inc. (the “Company” or “Huaneng Power International”) convened on 31 March 2020. To objectively reflect the Company’s asset status and operating results, and to ensure that the accounting information is authentic and reliable, the Company adopts the necessary impairment testing and evaluation of assets with signs of impairment in accordance with the relevant provisions of the “Accounting Standards for Business Enterprises No. 8-Asset Impairment”, the Company proposes to make provision for impairment of assets with signs of impairment based on the principle of prudence. The main particulars are as follows:

I.	ACCRUAL OF IMPAIRMENT PROVISIONS

1.
There are a total of 10 asset groups that need to be impaired under the PRC Accounting Standards, with an impairment amount of RMB3.818 billion. Of which, Huaneng Yushe Power Generation Co., Ltd., Huaneng Zhanhua Thermal Power Co., Ltd., and Huaneng Jining High-tech Zone Thermal Power Co., Ltd. planned to early shut down according to the requirements of the National Development and Reform Commission and other departments in order to promote the optimization and upgrading of the coal power industry, and the provision for impairment is RMB730 million, RMB77 million, RMB85 million, respectively. Huaneng International Power Co., Ltd. Shanghai Shidongkou No. 1 Power Plant will be replaced with equal capacity in 2022 in accordance with the requirements of the Shanghai Development and Reform Commission. The provision of impairment of the planned shut down of Phase I amounted to RMB381 million. Huaneng Qufu Thermal Power Co., Ltd. and Huangtai No.8 Generation Unit are affected by the policy of introducing foreign power into Shandong, and the utilization hours are expected to decrease, and the provision for impairment is RMB763 million and RMB55 million, respectively. Due to the high price of coal in Heilongjiang Province and the decline in the power generation market share, the provision for impairment of Huaneng Xinhua Power Generation Co., Ltd., Huaneng Hegang Power Generation Co., Ltd. is RMB620 million and RMB255 million, respectively. Yunnan Diandong Yuwang Energy Co., Ltd. accrues the impairment of RMB367 million because its generator set is listed as a provincial reserve power supply and the future capacity cooperation with Guizhou delays. Due to the large investment in the first phase of Jiangjunmao project and the unattainable expectation in the future throughput, Huaneng (Fujian) Seaport Co., Ltd. accrue the impairment of RMB485 million. When conducting the impairment test, the Company considers hat the cash inflows generated by the above asset group were basically independent in accordance with the relevant provisions of the “Accounting Standards for Business Enterprises No. 8 – Impairment of Assets”. Accordingly, the each relevant assets of the Company was identified as separate assets group. The main parameters used in estimating the recoverable amount of these asset groups include the utilization hours of generating units, fuel prices and discount rates. The Company estimates the future utilization hours and fuel prices of generating units is based on the Company’s 2020 budget and the Company’s understanding of market conditions and related industrial policies. The Company determines the discount rate after making appropriate adjustments based on the weighted average capital cost. When conducting the impairment test, a pre-tax discount rate of 7.00% -10.90% was used.

2.
The impairment of assets to be scrapped is RMB1.437 billion. The following impairments are accrued in the middle of this year: RMB230 million for the bankruptcy liquidation of Luoyang Sunshine Thermal Power Co., Ltd., RMB30 million for the shutdown of small units in Haikou Power Plant of Huaneng Hainan Power Generation Co., Ltd. Huaneng Yunnan Diandong Energy Co., Ltd. Bailongshan Coal Mine Part I Area overlapped with the Shibalianshan Nature Reserve, and has been shut down since January 2017. In 2019, the Company received documents from local government where it agreed that the Bailongshan Coal Mine could resume work, but requested that the construction in the nature reserve be prohibited. The book value of RMB342 million located in the inner lanes of the Red Line in the nature reserve has no usable value, and full provision for impairment was made. In the fourth quarter of 2019, the Company revised the mining plan and designed an overall resumption plan according to relevant requirements. The mining equipment acquired initially could no longer meet the technical and performance requirements for the equipment in the resumption plan. Due to the relatively long period for storage of the equipment, the repair price was high or the chance of recovery was relatively slim. As such, the equipment has no value for continuing usage. In addition, as the aforementioned equipment has been installed underground, the equipment is obsolete and aging, and has no disposal value. A total of RMB703 million of impairment is accrued. The provision for impairment for the scrapped assets such as heating pipe network of Huaneng Liaocheng Thermal Power Co., Ltd. was RMB28 million, the scrapped asset such as dry coal shed in Yuhuan Power Plant of Huaneng International Electric Power Co., Ltd. was RMB26 million, the scrapped asset such as steam turbine nozzle in Huaneng Hainan Power Generation Co., Ltd. Dongfang Power Plant was

RMB16 million, the scrapped asset such as dredge pump in Huaneng International Power Co., Ltd. Dezhou Power Plant was RMB12 million, and the scrapped asset of other units was RMB49 million.

3.
The impairment of upfront fees RMB530 million. Due to the construction halt or the low possibility of continuing to advance, provision for impairment is made for the following preliminary projects: RMB305 million (indicator fee and other fees) for No.5 and No.6 generator sets in Huaneng Shantou Haimen Power Generation Co., Ltd., RMB38 million (preliminary fees) for coal power unit in Huaneng Yangpu Thermal Power Co., Ltd., RMB30 million (preliminary fees) for Huaneng Shanxi Taihang Power Co., Ltd., RMB22 million for the extension project of Phase V in Tianjin Huaneng Yangliuqing Thermal Power Co., Ltd., RMB19 million for Mangdangyang project in Huaneng (Longyan) Wind Power Co., Ltd., RMB15 million for Phase III Project in Huaneng Taicang Power Co., Ltd., RMB15 million for Baise Thermal Power Project in Huaneng International Co., Ltd. Guangxi Branch, RMB11 million for Daning River Basin Hydropower Project in Huaneng International Electric Power Co., Ltd. Chongqing Branch, and RMB74 million for the impairment of other preliminary projects. The Company regularly checks the status, progress and the possibility of advancement, and plans of all previous projects, and continuously invests in projects with development value in order to achieve future profits. For projects that have been determined to be less likely to continue to advance as they cannot generate cash flow in the future and that they have no market for external disposal, full impairment provision is made.

4.
The impairment of receivables is RMB101 million. Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. accrues the impairment of RMB68 million for the delayed interest on electricity charges. Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. operates a thermal power project in Pakistan, and all power is sold to the Pakistan Central Electricity Regulatory Authority. According to the agreement on the sale and purchase of electricity, the Pakistani Central Electricity Regulatory Authority should pay the Company’s late interest on electricity receivables in accordance with the Pakistani Interbank Offered Rate up 200 basis points for the expected payment of electricity charges. Based on past experience, the Central Electricity Regulatory Authority of Pakistan generally settles its electricity bills within 1-4 months, but as of the end of 2019, the amount of late interest on electricity recovered represented only 1.47% of the total late interest on electricity after commercial transportation. After negotiation with the Central Electricity Regulatory Authority of Pakistan, the rate of late interest receivable for electricity receivables will not be significantly accelerated. Therefore, the impairment was accrued; Huaneng Shandong Power Generation Co., Ltd.'s entrusted loan to Shandong Long Island Wind Power Co., Ltd. was RMB38 million. As Shandong Long Island Wind Power Co., Ltd. had been de-registered in December 2019. On recovery of RMB16 million, the remaining RMB22 million was fully impaired.

5.
Provision for impairment of RMB6.281 billion under International Financial Reporting Standards (IFRS) on consolidated basis. Differences in asset value are caused by differences in accounting treatment of business combinations under the same control. IFRS consolidated financial statements have more an additional RMB395 million provision for impairment when compared to the PRC Accounting Standards, of which an additional provision for asset impairment of Huaneng Qufu Thermal Power Co., Ltd. is RMB23 million, Huaneng Hegang Power Generation Co., Ltd. is RMB413 million, and of which a deduction provision for asset impairment of Huaneng Xinhua Power Generation Co., Ltd. is RMB41 million.

II.	IMPACT OF PROVISION FOR IMPAIRMENT ON THE COMPANY’S FINANCIAL POSITION

The aforesaid accrual of impairment provisions has reduced the Company’s total profit under the PRC Accounting Standards on consolidated basis in 2019 by approximately RMB5.886 billion, reduced the Company’s total profit in 2019 under the IFRS on consolidated basis by approximately RMB6.281 billion.

III.	REVIEW PROCEDURES FOR THE PROVISION FOR IMPAIRMENT

The “Proposal on the Company’s Provision of Impairment Provisions for Significant Assets” was considered and passed at the 28th Meeting of the Ninth Session of the Board of Directors convened on 31 March 2020.

The Board of Directors of the Company is of the view that the provision for asset impairment is based on the principle of prudence, is well-founded, and reflects the Company’s asset status fairly, and agreed to the provision of the asset impairment.

The Company convened the 15th meeting of the Ninth Supervisory Committee on 31 March 2020, and considered and approved the “Proposal on the Provision of Major Impairment of the Company’s Assets”. The Supervisory Committee of the Company is of the view that the provision for asset impairment is based on the principle of prudence, is well-founded, and reflects the Company’s asset status fairly, and agreed to the provision for the asset impairment.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
1 April 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     April 1, 2020